Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127472

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 12, 2005)

71,216,559 Shares

Class A Common Stock

GE Financial Assurance Holdings, Inc., the selling stockholder and an indirect subsidiary of General Electric Company, is offering all the 71,216,559 shares of Class A Common Stock to be sold in this offering. We will not receive any proceeds from the sale by the selling stockholder of Class A Common Stock in this offering.

Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “GNW.” On March 2, 2006, the last reported sale price of the Class A Common Stock was $33.00 per share.

We have agreed to repurchase directly from the selling stockholder, concurrently with the closing of this offering, 15,000,000 shares of our Class B Common Stock at a price per share of $31.93125, which is equal to the net proceeds per share that the selling stockholder will receive from the underwriters in this offering. The closing of the stock repurchase will be contingent on the closing of this offering.

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page 72 of our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein.

	Per Share	Total
Public offering price	$32.75	$2,332,342,307
Underwriting discounts and commissions	$0.81875	$58,308,558
Proceeds to selling stockholder	$31.93125	$2,274,033,750

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on March 8, 2006.

Merrill Lynch & Co.

Global Coordinator

Citigroup	Goldman, Sachs & Co.	JPMorgan	Morgan Stanley

Banc of America Securities LLC	Credit Suisse	Deutsche Bank Securities
Lehman Brothers	UBS Investment Bank	Wachovia Securities

BB&T Capital Markets	Blaylock & Company, Inc.	Capital Management Group
Fox-Pitt, Kelton	Friedman Billings Ramsey	Keefe, Bruyette & Woods
Ramirez & Co., Inc.	Utendahl Capital	The Williams Capital Group, L.P.

March 2, 2006

Prospectus Supplement

Prospectus

You should rely only on the information incorporated by reference or provided in this prospectus supplement, in the accompanying prospectus and in any free writing prospectus filed by us with the Securities and Exchange Commission and any information about the terms of these securities conveyed to you by us or the underwriters. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus filed by us with the Securities and Exchange Commission and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and accompanying prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and the information and documents incorporated herein and therein by reference carefully, including the information set forth in our annual report on Form 10-K, which is incorporated by reference herein, under “Risk Factors,” before making an investment decision. In this prospectus supplement and accompanying prospectus, unless the context otherwise requires, “Genworth,” “we,” “us,” and “our” refer to Genworth Financial, Inc. and its subsidiaries and include the operations of the businesses acquired from GE Financial Assurance Holdings, Inc. (“GEFAHI”) and other subsidiaries of General Electric Company (“GE”) in connection with our corporate reorganization in May 2004.

Genworth Financial, Inc.

We are a leading insurance company in the U.S., with an expanding international presence, serving the life and lifestyle protection, retirement income, investment and mortgage insurance needs of more than 15 million customers. We have leadership positions in key products that we expect will benefit from a number of significant demographic, governmental and market trends. We distribute our products and services through an extensive and diversified distribution network that includes financial intermediaries, independent producers and dedicated sales specialists. We conduct operations in 24 countries and have approximately 6,900 employees. We have the following three operating segments:

•	Protection. We offer U.S. customers life insurance, long-term care insurance and, primarily for companies with fewer than 1,000 employees, group life and health insurance. In Europe, we offer payment protection insurance, which helps consumers meet their payment obligations in the event of illness, involuntary unemployment, disability or death. In 2005, we were the leading provider of individual long-term care insurance and a leading provider of term life insurance in the U.S., according to LIMRA International (in each case based upon annualized first-year premiums). Our leadership in long-term care insurance is based upon over 30 years of product underwriting and claims experience. This experience has enabled us to build and benefit from what we believe is the largest actuarial database in the long-term care insurance industry. We are a leading provider of term life insurance through brokerage general agencies in the U.S., which we consider to be the largest distribution channel for term life insurance. For the year ended December 31, 2005, our Protection segment had segment net earnings of $568 million.

•	Retirement Income and Investments. We offer U.S. customers fixed and variable deferred annuities, fixed immediate annuities, variable life insurance, asset management, and specialized products, including guaranteed investment contracts, or GICs, funding agreements and structured settlements. We are an established provider of these products. In 2005, according to VARDS, we were the largest provider of variable income annuities in the U.S., and according to LIMRA International, we were the second-largest provider of fixed immediate annuities in the U.S. (in each case based upon total premiums and deposits). For the year ended December 31, 2005, our Retirement Income and Investments segment had segment net earnings of $247 million.

•

Mortgage Insurance.    In the U.S., Canada, Australia, Europe, New Zealand, Mexico and Japan, we offer mortgage insurance products that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages. These products generally also aid financial institutions in managing their capital efficiently by reducing the capital required for low-down-payment mortgages. According to Inside Mortgage Finance, in 2005, we were the fifth-largest provider of mortgage insurance in the U.S. based on flow new insurance written. We also believe we are the largest provider of private mortgage insurance outside the U.S., with leading mortgage insurance operations in Canada, Australia, Europe and New Zealand and a growing presence in Mexico and Japan. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 32% for the three years ended December 31, 2005. For the year ended December 31, 2005, our Mortgage Insurance segment had segment net earnings of $507 million.

We also have a Corporate and Other segment which consists primarily of unallocated corporate income and expenses (including amounts incurred in settlement of some class action lawsuits), the results of small, non-core businesses that are managed outside our operating segments, most of our interest and other financing expenses and net realized investment gains (losses). For the year ended December 31, 2005, our Corporate and Other segment had segment net losses of $101 million.

We had $13.3 billion of total stockholders’ equity and $105.3 billion of total assets as of December 31, 2005. For the year ended December 31, 2005, our revenues were $10.5 billion and our net earnings from continuing operations were $1.2 billion. Our principal life insurance companies have financial strength ratings of “AA-” (Very Strong) from S&P, “Aa3” (Excellent) from Moody’s, “A+” (Superior) from A.M. Best and “AA-” (Very Strong) from Fitch, and our rated mortgage insurance companies have financial strength ratings of “AA” (Very Strong) from S&P, “Aa2” (Excellent) from Moody’s and “AA” (Very Strong) from Fitch. The “AA” and “AA-” ratings are the third- and fourth-highest of S&P’s 20 ratings categories, respectively. The “Aa2” and “Aa3” ratings are the third- and fourth-highest of Moody’s 21 ratings categories, respectively. The “A+” rating is the second-highest of A.M. Best’s 15 ratings categories. The “AA” and “AA-” ratings are the third- and fourth-highest of Fitch’s 24 ratings categories, respectively.

Until our initial public offering, or IPO, in May 2004, our business was wholly owned by GE. Immediately following our IPO, GE owned approximately 70% of our outstanding common stock. GE subsequently sold additional shares in March, September and December 2005 and GE currently owns approximately 18% of our outstanding common stock. After the completion of this offering and the stock repurchase described below under “—The Stock Repurchase”, GE will not own any of our outstanding common stock.

Market Environment and Opportunities

We believe we are well positioned to benefit from a number of significant demographic, governmental and market trends, including the following:

•	Aging U.S. population with growing retirement income needs, resulting from increasing numbers of baby boomers approaching retirement and significant increases in life expectancy that heighten the risk that individuals will outlive their retirement savings.

•	Growing lifestyle protection gap, with individuals lacking sufficient resources, including insurance coverage, to support their desired lifestyle due to declining individual savings rates, rising healthcare and nursing care costs and a shifting of the burden for funding protection needs from governments and employers to individuals.

•	Increasing opportunities for mortgage insurance internationally and in the U.S., resulting from increasing homeownership levels, expansion of low-down payment mortgage loan offerings, the potential for favorable legislative and regulatory policies, and expansion of secondary mortgage markets that require credit enhancements.

Competitive Strengths

We believe the following competitive strengths will enable us to capitalize on opportunities in our targeted markets:

•	Leading positions in diversified targeted markets. We believe our leading positions in our targeted markets, including individual long-term care insurance, term life insurance and fixed immediate annuities in the U.S., payment protection insurance in Europe and international mortgage insurance, provide us with the scale necessary to compete effectively in these markets as they grow. We also believe our strong presence in multiple markets provides balance to our business, reduces our exposure to adverse economic trends affecting any one market and provides stable cash flow to fund growth opportunities.

•	Product innovation and breadth. We have a tradition of developing innovative financial products to serve the needs of our customers. We offer a breadth of products that meet the needs of consumers throughout the various stages of their lives, thereby positioning us to benefit from the current trend among distributors to reduce the number of insurers with whom they maintain relationships. We are selective in the products we offer and strive to maintain appropriate return and risk thresholds when we expand the scope of our product offerings.

•	Extensive, multi-channel distribution network. We have extensive distribution reach and offer consumers access to our products through a broad network of financial intermediaries, independent producers and dedicated sales specialists. In addition, we maintain strong relationships with leading distributors by providing a high level of specialized and differentiated distribution support and through technology and service solutions that support the distributors’ sales efforts.

•	Technology-enhanced, service-oriented, scalable, low-cost operating platform. We have pursued an aggressive approach to cost-management and continuous customer service improvement. We use sophisticated technology tools that enhance performance by automating key processes and reducing response times and process variations. Our teams of trained associates focus on delivering superior customer service. In addition, we have centralized our operations and have established scalable, low-cost operating centers in Virginia, North Carolina and Ireland. Through an outsourcing provider, we also have a substantial team of professionals in India who provide us with a variety of back office support services.

•	Disciplined risk management with strong compliance practices. Risk management and regulatory compliance are critical parts of our business. We employ comprehensive risk management processes in virtually every aspect of our operations, including product development, underwriting, investment management, asset-liability management and technology development programs.

•	Strong balance sheet and high-quality investment portfolio. We believe our size, ratings and capital strength provide us with a significant competitive advantage. We have a diversified, high-quality investment portfolio with $66.5 billion of invested assets, as of December 31, 2005. Approximately 95% of our fixed maturities had ratings equivalent to investment-grade, and less than 1% of our total investment portfolio consisted of equity securities, as of December 31, 2005. We also actively manage the relationship between our investment assets and our insurance liabilities.

•	Experienced and deep management team. Our senior management team has an average of approximately 19 years of experience in the financial services industry. We have an established track record for successfully developing managerial talent at all levels of our organization and have instilled a performance- and execution-oriented corporate culture.

Growth Strategies

Our objective is to increase operating earnings and enhance returns on equity. We intend to pursue this objective by focusing on the following strategies:

•	Capitalize on attractive growth prospects in three key markets. We have positioned our product portfolio and distribution relationships to capitalize on the attractive growth prospects in three key markets:

Retirement income, where we believe growth will be driven by a variety of favorable demographic trends and the approximately $4.2 trillion of invested financial assets in the U.S. that are held by people within 10 years of retirement and $2.4 trillion of invested financial assets that are held by individuals who are under age 70 and consider themselves retired, in each case according to a survey conducted by SRI Consulting Business Intelligence in 2004. Our products are designed to enable the growing retired population to convert their accumulated assets into reliable income throughout their retirement years.

Protection, particularly life insurance, long-term care insurance and payment protection insurance. In life insurance, we believe growth will be driven by the significant life insurance gap for individuals and families. In long-term care insurance, we believe growth will be driven by the increasing protection needs of the expanding aging population and a shifting of the burden for funding these needs from governments and employers to individuals. In our payment protection insurance business, we believe market growth will result from the increase in consumer borrowing across Europe, the expansion of the European Union and reduced unemployment benefits in the European markets where we offer our products.

International mortgage insurance, where we continue to see attractive growth opportunities with the expansion of homeownership and low-down-payment loans. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 32% for the three years ended December 31, 2005.

•	Further strengthen and extend our distribution channels. We intend to further strengthen and extend our distribution channels by continuing to differentiate ourselves in areas where we believe we have distinct competitive advantages. These areas include:

Product and service innovations, as illustrated by new product introductions, such as the introduction of Clear CourseSM for the employer-sponsored 401(k) market, our VantagePointSM and MasterKeySM return of premium term products, our Income Distribution Series of guaranteed income products and riders, our long-term care insurance products for the group market, our Homeopeners® mortgage insurance products designed to attract first-time home buyers, our private mortgage insurance products in the European market, and our service innovations, which include programs such as automated underwriting in our life, long-term care and mortgage insurance businesses, dedicated customer service teams, and customer care programs supporting wellness and homeownership.

Collaborative approach to key distributors, which includes our joint business improvement programs and our tailored approach to our sales intermediaries addressing their unique service needs, which have benefited our distributors and helped strengthen our relationships with them.

Technology initiatives, such as our proprietary underwriting systems, which have made it easier for distributors to do business with us, improved our term life, long-term care and mortgage insurance underwriting speed and accuracy, and lowered our operating costs.

•	Enhance returns on capital and increase margins. We believe we will be able to enhance our returns on capital and increase our margins through the following means:

Adding new business layers at targeted returns and optimizing mix.    We have introduced new products and revised pricing in a number of business lines, which we believe will increase our expected returns. In U.S. mortgage insurance, we are targeting distribution segments in which we can generate new business at higher returns in order to shift our overall mix of new business.

Capital efficiency and management.    We continually seek opportunities to use our capital more efficiently, while maintaining our ratings and strong capital position. We have developed a capital markets solution to fund additional statutory reserves on our term life insurance policies related to Regulation XXX, and we are working to develop similar structures for other product lines, including universal life insurance. In addition, we intend to complement our core growth strategy through selective acquisitions designed to enhance product and distribution capabilities and returns, the breadth of our product portfolio, or our distribution reach. We have successfully completed the acquisition and integration of several key businesses since 1993. In addition to pursuing opportunities for core growth and accretive acquisitions, we also will consider making share repurchases and increasing dividends on our common stock.

Run-off of low return blocks and redeployment of capital.    We have exited or placed in run-off certain product lines in blocks of business with low returns, including, for example, our older, fixed GICs, older generation long-term care policies and certain payment protection insurance contracts in the U.K. As these blocks continue to decrease, we expect to release capital over time to deploy to higher-return products and/or businesses.

Ongoing operating cost reductions and efficiencies.    We continually focus on reducing our cost base while maintaining strong service levels for our customers. We expect to accomplish this goal in each of our operating units through a wide range of cost management disciplines, including consolidating operations, using low-cost operating locations, reducing supplier costs, leveraging process improvement efforts, forming focused teams to identify opportunities for cost reductions and investing in new technology, particularly for web-based, digital end-to-end processes.

Investment income enhancements.    The yield on our investment portfolio is affected by the practice, prior to our IPO, of realizing investment gains through the sale of appreciated securities and other assets during a period of historically low interest rates. This strategy had been pursued to offset impairments in our investment portfolio, fund consolidations and restructurings and provide current income. Since 2003, our investment strategy has been to optimize investment income without relying on realized investment gains. We continue to experience a challenging interest-rate environment in which the yields that we can achieve on new investments are lower than the aggregate yield on our existing portfolio. We will seek to mitigate declines in investment yields by continuously evaluating and potentially repositioning our asset class mix, pursuing additional investment classes, utilizing active management strategies, and accepting additional credit risk when we believe that it is prudent to do so.

The Stock Repurchase

On December 21, 2005, our Board of Directors approved a stock repurchase program. Under the program, we are authorized to repurchase up to $750 million of our common stock during the 18-month period that commenced on December 21, 2005. We expect the purchases to be made from time to time in the open market or in privately negotiated transactions (including from GE as described below), and will be funded from our available cash or the proceeds of issuances of our debt securities.

As part of the stock repurchase program, on February 27, 2006, we entered into a stock purchase agreement with the selling stockholder, pursuant to which we agreed to purchase from the selling stockholder, concurrently with the closing of this offering, 15,000,000 shares of our Class B Common Stock at a price per share equal to $31.93125, which is the net proceeds per share that the selling stockholder will receive from the underwriters in this offering. We will finance the stock repurchase with $250 million of cash available at our holding company and the balance with the proceeds of an issuance of commercial paper under our existing commercial paper program. The closing of the stock repurchase will be contingent on the closing of this offering.

Both we and the selling stockholder have the right to terminate the stock purchase agreement if this offering is not consummated prior to March 31, 2006.

Consequences of Reduction of GE’s Ownership Interest

Upon the closing of this offering and the stock repurchase, GE will not own any of our outstanding common stock. This change in GE’s ownership of our common stock will have an important consequence for our board composition. Pursuant to our amended and restated certificate of incorporation, when GE owns less than 10% of our common stock, the holders of the Class A Common Stock will be entitled, commencing at our annual stockholder meeting scheduled for May 17, 2006, to elect all directors entitled to be elected by the holders of our common stock, and GE will not have the right to appoint any members of our board of directors.

Following the completion of this offering, there will be no outstanding shares of Class B Common Stock. All our shares of common stock will be Class A Common Stock.

Risks Relating to Our Company

As part of your evaluation of our company, you should consider the risks associated with our business, our separation from GE and this offering. These risks include:

•	Risks relating to our businesses, including interest rate fluctuations, downturns and volatility in equity markets, defaults in portfolio securities, downgrades in our financial strength and credit ratings, insufficiency of reserves, legal constraints on dividend distributions by subsidiaries, illiquidity of investments, competition, inability to attract or retain independent sales intermediaries and dedicated sales specialists, availability of reinsurance, defaults by counterparties to reinsurance arrangements or derivative instruments, foreign exchange rate fluctuations, regulatory restrictions on our operations and changes in applicable laws and regulations, legal or regulatory actions or investigations, political or economic instability, the failure or any compromise of the security of our computer systems and the occurrence of natural or man-made disasters or a disease pandemic;

•	Risks relating to our Protection and Retirement Income and Investments segments, including unexpected changes in mortality, morbidity and unemployment rates, accelerated amortization of deferred acquisition costs and present value of future profits, goodwill impairments, medical advances such as genetic mapping research, unexpected changes in persistency rates, increases in statutory reserve requirements, the failure of demand for long-term care insurance to increase as we expect and changes in tax and securities laws;

•	Risks relating to our Mortgage Insurance segment, including the influence of Fannie Mae, Freddie Mac and a small number of large mortgage lenders and investors, increased regulatory scrutiny of Fannie Mae and Freddie Mac resulting in possible regulatory changes, decreases in the volume of high loan-to-value mortgage originations, increases in mortgage insurance cancellations, increases in the use of simultaneous second mortgages and other alternatives to private mortgage insurance and reductions by lenders in the level of coverage they select, unexpected increases in mortgage insurance default rates or severity of defaults, deterioration in economic conditions, insufficiency of premium rates to compensate us for risks associated with mortgage loans bearing high loan-to-value ratios, increases in the use of captive reinsurance in the mortgage insurance market, changes in the demand for mortgage insurance that could arise as a result of efforts of large mortgage investors, legal or regulatory actions or investigations under applicable laws and regulations, including the Real Estate Settlement Practices Act and the Federal Fair Credit Reporting Act, potential liabilities in connection with U.S. contract underwriting services and growth in the European mortgage insurance market that is lower than we expect;

•	Risks relating to our separation from GE, including our need to establish our new Genworth brand identity quickly and effectively, the possibility that we will not be able to replace services previously provided by GE on terms that are at least as favorable, our dependence on GE for a significant portion of the premiums in our payment protection business, the possibility that in certain circumstances we will be obligated to make payments to GE under our tax matters agreement even if our corresponding tax savings either are delayed or never materialize, the possibility that in the event of a change in control of our company we would have insufficient funds to meet accelerated obligations under the tax matters agreement and GE’s control over certain tax matters that could have an impact on us; and

•	Risks relating to our common stock, including regulatory and statutory requirements and contractual arrangements that may delay or prevent a takeover of our business.

Additional Information

Our principal executive offices are located at 6620 West Broad Street, Richmond, Virginia 23230. Our telephone number at that address is (804) 281-6000. We maintain a variety of websites to communicate with our distributors, customers and investors and to provide information about various insurance and investment products to the general public. None of the information on our websites is part of this prospectus.

The Offering

Class A Common Stock offered by the selling stockholder	71,216,559 shares

Common stock to be held by the selling

    stockholder immediately after this

offering and the stock repurchase	0 shares

Common stock to be outstanding

    immediately after this offering

    and the stock repurchase

Class A	455,962,682 shares

Class B	0 shares

Voting rights	One vote per share for all matters on which stockholders are entitled to vote.

Use of proceeds	We will not receive any proceeds from the sale by the selling stockholder of Class A Common Stock in this offering.

Dividend policy

We currently pay quarterly cash dividends on our common stock at a rate of $0.075 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements of our subsidiaries, legal requirements, regulatory constraints and other factors as the board of directors deems relevant.

New York Stock Exchange symbol	Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “GNW.”

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholder of Class A Common Stock in this offering.

PRICE RANGE OF COMMON STOCK

Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “GNW.” The following table sets forth the high and low intraday sales prices per share of our Class A Common Stock, as reported by the New York Stock Exchange, since our initial public offering for the periods indicated.

	High	Low
2004:
Second Quarter (commencing May 25, 2004)	$23.04	$18.75
Third Quarter	$23.99	$20.75
Fourth Quarter	$27.84	$22.77

2005:
First Quarter	$29.80	$25.72
Second Quarter	$31.00	$26.80
Third Quarter	$33.50	$29.26
Fourth Quarter	$35.25	$29.73

2006:
First Quarter (through March 2)	$35.37	$31.53

The last reported sale price of our Class A Common Stock on the New York Stock Exchange on March 2, 2006 was $33.00 per share.

As of March 2, 2006, we had 108 holders of record of our Class A Common Stock.

DIVIDEND POLICY

We currently pay quarterly cash dividends on our common stock at a rate of $0.075 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints and other factors as the board of directors deems relevant.

We are a holding company and have no direct operations. As a result, our ability to pay dividends in the future will depend on receiving dividends from our subsidiaries. Our insurance subsidiaries are subject to the laws of the jurisdictions in which they are domiciled and licensed and consequently are limited in the amount of dividends that they can pay. See “Item 1. Business—Regulation” in our annual report on Form 10-K, which is incorporated by reference herein.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2005 on an actual basis and as adjusted to give effect to the repurchase of 15,000,000 shares of our Class B common stock concurrently with the closing of this offering for an aggregate purchase price of $479 million, which we will finance with $250 million of cash available at our holding company and $229 million from the proceeds of an issuance of commercial paper. The sale of Class A Common Stock in this offering will not have an impact on the amounts shown in this table (except for the reclassification of issued and outstanding shares from Class B Common Stock to Class A Common Stock).

You should read this information in conjunction with “Item 7.—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included in our annual report on Form 10-K incorporated by reference herein.

	December 31, 2005
(Dollar amounts in millions)	Actual	As Adjusted
Cash and cash equivalents	$1,875	$1,625

Borrowings and other obligations:
Short-term borrowings	$152	$381
Long-term borrowings:
Yen notes(1)	491	491
Senior notes(2)	2,245	2,245

Total long-term borrowings	2,736	2,736
Non-recourse funding obligations(3)	1,400	1,400
Borrowings related to securitization entities(4)	660	660
Senior notes underlying Equity Units(5)	600	600
Series A Preferred Stock, mandatorily redeemable, liquidation preference $50 per share	100	100

Total borrowings and other obligations	5,648	5,877

Stockholders’ equity:
Class A Common Stock, $0.001 par value; 1.5 billion shares authorized; 404 million shares issued and 385 million shares outstanding, actual; 490 million shares issued and 456 million shares outstanding, as adjusted	—	—
Class B Common Stock, $0.001 par value; 700 million shares authorized; 86 million shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	10,671	10,671

Total paid-in capital	10,671	10,671
Accumulated other comprehensive income	1,404	1,404
Retained earnings	1,735	1,735
Treasury stock, at cost (19 million shares, actual; 34 million shares, as adjusted)	(500)	(979)

Total stockholders’ equity	13,310	12,831

Total capitalization	$18,958	$18,708

(1)	Represents 1.6% notes due 2011, denominated in Japanese yen. For a description of the Yen notes, see note 13 to our financial statements included in our annual report on Form 10-K, which is incorporated by reference herein.

(2)	Represents LIBOR floating rate senior notes due 2007, 4.75% senior notes due 2009, 5.75% senior notes due 2014, 4.95% senior notes due 2015 and 6.50% senior notes due 2034. For a description of the senior notes, see note 13 to our financial statements included in our annual report on Form 10-K, which is incorporated by reference herein.

(3)	For a description of our outstanding non-recourse funding obligations, see note 13 to our financial statements included in our annual report on Form 10-K, which is incorporated by reference herein. We intend, from time to time, to engage in similar non-recourse funding transactions to finance statutory reserves required by the Valuation of Life Insurance Policies Regulation (known as Regulation XXX).

(4)	Reflects borrowings associated with certain securitization entities that we were required to include in our financial statements upon adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities. Upon its adoption, GE Capital, of which we are an affiliate, was required to consolidate the funding conduit it sponsored. As a result, assets and liabilities of certain previously off-balance sheet securitization entities were required to be included in our financial statements because the funding conduit no longer qualified as a third party. For more information regarding these arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-balance Sheet Transactions” in our annual report on Form 10-K, which is incorporated by reference herein.

(5)	Represents notes forming part of our 6.00% Equity Units, which we refer to as the Equity Units. For a description of the terms of our Equity Units, see note 13 to our financial statements included in our annual report on Form 10-K, which is incorporated by reference herein.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information. The selected financial information as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003 has been derived from our financial statements, which have been audited by KPMG LLP and are included in our annual report on Form 10-K, which is incorporated by reference herein. You should read this information in conjunction with the information under “Item 7.—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements, the related notes and the accompanying independent registered public accounting firm’s report (which refers to a change in accounting for certain nontraditional long-duration contracts and for separate accounts in 2004), which are included in our annual report on Form 10-K, which is incorporated by reference herein. The selected financial information as of December 31, 2003 and 2002 and for the years ended December 31, 2002 and 2001 has been derived from our financial statements, which have been audited by KPMG LLP, but are not included in our annual report on Form 10-K.

The financial information set forth below has been derived from our financial statements, which have been prepared as if Genworth had been in existence throughout all periods. Our financial statements include, for all periods, the insurance businesses that we acquired from GE subsidiaries in connection with our corporate reorganization on May 24, 2004. Until the corporate reorganization, our financial statements also included the businesses that were owned by GEFAHI but not transferred to us in connection with our corporate reorganization.

	Years ended December 31,
(Amounts in millions, except per share amounts)	2005	2004	2003(1)	2002	2001
Statement of Earnings Information
Revenues:
Premiums	$6,297	$6,559	$6,707	$6,107	$6,012
Net investment income	3,536	3,648	4,051	3,979	3,895
Net realized investment gains	(2)	26	10	204	201
Policy fees and other income	673	824	915	939	993

Total revenues	10,504	11,057	11,683	11,229	11,101

Benefits and expenses:
Benefits and operating expenses(2)	8,413	9,202	10,161	9,314	9,154
Interest expense	293	217	140	124	126

Total benefits and expenses	8,706	9,419	10,301	9,438	9,280

Earnings from continuing operations before income taxes	1,798	1,638	1,382	1,791	1,821
Provision for income taxes	577	493	413	411	590

Net earnings from continuing operations	$1,221	$1,145	$969	$1,380	$1,231

Net earnings from continuing operations per common share(3):
Basic	$2.57	$2.34	$1.98	$2.82

Diluted	$2.52	$2.33	$1.98	$2.82

Shares outstanding(3):
Basic	475.3	489.5	489.5	489.5

Diluted	484.6	490.5	489.5	489.5

Cash dividends declared per common share(4)	$0.28	$0.13

Selected Segment Information
Total revenues:
Protection	$6,126	$6,064	$6,143	$5,605	$5,443
Retirement Income and Investments	2,912	3,361	3,803	3,756	3,721
Mortgage Insurance	1,214	1,090	982	946	965
Affinity(5)	—	218	566	588	687
Corporate and Other	252	324	189	334	285

Total	$10,504	$11,057	$11,683	$11,229	$11,101

Net earnings (loss) from continuing operations:
Protection	$568	$528	$487	$554	$538
Retirement Income and Investments	247	153	151	186	215
Mortgage Insurance	507	426	369	451	428
Affinity(5)	—	(14)	16	(3)	24
Corporate and Other	(101)	52	(54)	192	26

Total	$1,221	$1,145	$969	$1,380	$1,231

	December 31,
(Dollar amounts in millions)	2005	2004	2003(1)	2002	2001
Statement of Financial Position Information
Total investments	$66,548	$65,176	$78,693	$72,080	$62,977
All other assets(6)	38,744	38,702	24,738	45,277	41,021

Total assets	$105,292	$103,878	$103,431	$117,357	$103,998

Policyholder liabilities	$71,267	$69,262	$66,545	$63,195	$55,900
Non-recourse funding obligations(7)	1,400	900	600	—	—
Short-term borrowings(8)	152	559	2,239	1,850	1,752
Long-term borrowings(8)	2,736	2,442	529	472	622
All other liabilities	16,427	17,849	17,718	35,088	31,559

Total liabilities	$91,982	$91,012	$87,631	$100,605	$89,833

Accumulated other comprehensive income	$1,404	$1,608	$1,672	$835	$(664)
Total stockholders’ equity	13,310	12,866	15,800	16,752	14,165
U.S. Statutory Information(9)
Statutory capital and surplus(10)	6,672	6,439	7,021	7,207	7,940
Asset valuation reserve	416	427	413	390	477

(1)	On August 29, 2003, we sold our Japanese life insurance and domestic auto and homeowners’ insurance businesses for aggregate cash proceeds of approximately $2.1 billion, consisting of $1.6 billion paid to us and $0.5 billion paid to other GE affiliates, plus pre-closing dividends. See note 4 to our financial statements included in our annual report on Form 10-K, which is incorporated by reference herein.

(2)	As of January 1, 2002, we adopted Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets, and, in accordance with its provisions, discontinued amortization of goodwill. Goodwill amortization was $84 million for the year ended December 31, 2001, excluding goodwill amortization included in discontinued operations.

(3)	Basic and diluted net earnings from continuing operations per common share are calculated by dividing net earnings from continuing operations for the year ended December 31, 2005 and 2004 by 475.3 million and 489.5 million weighted average basic shares outstanding, respectively, and by 484.6 million and 490.5 million weighted average diluted shares outstanding, respectively. Weighted average shares outstanding for the year ended December 31, 2004 are determined as if our reorganization had occurred at the beginning of the year. Basic and diluted net earnings from continuing operations per common share are calculated by dividing net earnings from continuing operations by 489.5 million shares outstanding for the years ended December 31, 2003 and 2002. The number of shares used in our calculation of diluted net earnings from continuing operations per common share increased in 2004 and 2005 due to additional shares of Class A Common Stock issuable under Equity Units, stock options and restricted stock units and is calculated using the treasury method.

(4)	Following the completion of the IPO, we declared quarterly dividends of $0.065 per common share in the third and fourth quarters of 2004 and first and second quarters of 2005. We declared quarterly dividends of $0.075 per common share in the third and fourth quarters of 2005.

(5)	Reflects the results of businesses that were owned by GEFAHI but were not transferred to us in connection with our corporate reorganization, including (a) the Partnership Marketing Group business, (b) an institutional asset management business, and (c) several other small businesses that were not part of our core ongoing business. See “Item 7.—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Our financial information” in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein.

(6)

Prior to the completion of the IPO, we entered into several significant reinsurance transactions with UFLIC, an indirect, wholly-owned subsidiary of GE, in which we ceded certain blocks of structured settlement annuities, variable annuities and long-term care insurance. As a result of these transactions, we transferred investment securities to UFLIC and recorded a reinsurance recoverable that is included in “all other assets.” For a discussion of the reinsurance transaction, see note 9 to our financial statements included in our annual report on Form 10-K, which is incorporated by reference herein.

(7)	For a description of the non-recourse funding obligations, see note 13 to our financial statements included in our annual report on Form 10-K, which is incorporated by reference herein.

(8)	In connection with our corporate reorganization, we issued a $2.4 billion note and a $550 million contingent note. Shortly after the completion of the IPO, we refinanced the $2.4 billion note with $1.9 billion of senior notes and $500 million of commercial paper.

(9)	We derived the U.S. Statutory Information from Annual Statements of our U.S. insurance subsidiaries that were filed with the insurance departments in states where we are domiciled and are prepared in accordance with statutory accounting practices prescribed or permitted by the insurance departments in states where we are domiciled. These statutory accounting practices vary in certain material respects from U.S. GAAP.

(10)	Includes statutory capital and surplus and statutorily required contingency reserves held by our U.S. insurance subsidiaries. In December 2004, our U.S. mortgage insurance business released $700 million of statutory contingency reserves and paid that amount as a dividend to the holding company of that business.

Reconciliation of net earnings from continuing operations to net operating earnings

Net operating earnings for the years ended December 31, 2005 and 2004 were $1,222 million and $1,058 million, respectively. We define net operating earnings as net earnings from continuing operations, excluding after-tax net realized investment gains and losses (which can fluctuate significantly from period to period), changes in accounting principles and infrequent or unusual non-operating items. There were no infrequent or unusual non-operating items excluded from net operating earnings other than a $46 million IPO-related net tax benefit recorded during 2004 and a $25 million after-tax gain related to our waiver of contractual rights under an outsourcing services agreement with a third party service provider recorded during 2004.

We believe that analysis of net operating earnings enhances understanding and comparability of performance by highlighting underlying business activity and profitability drivers. However, net operating earnings should not be viewed as a substitute for GAAP net earnings. In addition, our definition of net operating earnings may differ from the definitions used by other companies. The table below includes a reconciliation of net earnings from continuing operations to net operating earnings:

	Years ended December 31,
(Dollar amounts in millions)	2005	2004
Net earnings from continuing operations	$1,221	$1,145
Net realized investment losses (gains), net of taxes	1	(16)
Net tax benefit related to initial public offering	—	(46)
Gain on outsourcing services agreement, net of taxes	—	(25)

Net operating earnings	$1,222	$1,058

SELLING STOCKHOLDER

The following table sets forth, as of March 2, 2006, the ownership of common stock by the selling stockholder, both on an actual basis and on an as adjusted basis to give effect to this offering and the stock repurchase.

GEFAHI currently is the beneficial owner of 86,216,559 shares of our Class B Common Stock and no shares of our Class A Common Stock. The Class B Common Stock may be owned only by GE and its affiliates. Upon any sale or other disposition by GE and its affiliates of shares of Class B Common Stock to any person other than GE or an affiliate of GE, such shares of Class B Common Stock automatically convert into shares of Class A Common Stock.

Upon completion of this offering and the stock repurchase, GE will not own any of our outstanding common stock.

	Beneficial Ownership Prior to the Completion of this Offering and the Stock Repurchase(1)		Number of Shares to be Sold in this Offering and the Stock Repurchase	Beneficial Ownership as Adjusted for this Offering and the Stock Repurchase(1)
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage
GEFAHI(2)	86,216,559	18%	86,216,559	0	0%

(1)	Beneficial ownership is based on 470,962,682 shares of common stock issued and outstanding as of March 2, 2006.

(2)	The address for GEFAHI is 9201 State Line Road, Kansas City, Missouri 64114. GE, as the ultimate parent of GEFAHI, beneficially owns all shares of our common stock owned of record by GEFAHI. The address for GE is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR

COMMON STOCK

This section summarizes the material U.S. federal income and, to a limited extent, certain U.S. federal estate, tax consequences to Non-U.S. Holders of the purchase, ownership and disposition of our common stock. A “Non-U.S. Holder” is a beneficial owner of our common stock that holds such stock as a capital asset and is generally an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or an entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or such trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity taxable as a partnership holds our common stock, the tax treatment of a partner of the partnership will generally depend upon the status of the partner and the activities of the partnership. Special rules may apply if a Non-U.S. Holder is a “controlled foreign corporation” or “passive foreign investment company,” as defined under the Internal Revenue Code of 1986, as amended (the “Code”), and to certain expatriates or former long-term residents of the U.S. If you fall within any of the foregoing categories, you should consult your own tax adviser to determine the U.S. federal, state, local and foreign tax consequences that may be relevant to you.

This summary does not describe all of the U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of our common stock by a prospective Non-U.S. Holder in light of that investor’s particular circumstances. In addition, this summary does not address alternative minimum taxes or state, local or foreign taxes.

This section is based upon the Code, judicial decisions, final, temporary and proposed Treasury regulations, published rulings and other administrative pronouncements, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect.

Please consult your own tax adviser as to the particular tax consequences to you of purchasing, holding and disposing of our common stock in your particular circumstances under the Code and under the laws of any other taxing jurisdiction.

U.S. Trade or Business Income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business; or

•	in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the U.S.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate (or a lower rate that may be specified by an applicable tax treaty).

Dividends

Dividends, if any, that are paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate (or a lower rate that may be specified by an applicable tax treaty). However, dividends that are U.S. trade or business income are not subject to the withholding tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of an applicable tax treaty, a Non-U.S. Holder must provide us or our paying agent with a properly executed Internal Revenue Service (“IRS”) Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form that the IRS designates, as applicable, prior to the payment of the dividends. The information provided in these IRS forms must be periodically updated. In certain circumstances, a Non-U.S. Holder who is claiming the benefits of an applicable tax treaty may be required (a) to obtain and to provide a U.S. taxpayer identification number or (b) to provide certain documentary evidence issued by governmental authorities of a foreign country to prove the Non-U.S. Holder’s residence in that country. Also, Treasury regulations provide special procedures for payments of dividends through qualified intermediaries.

Sale or Exchange of Our Common Stock

Except as described below and subject to the discussion below concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale or exchange of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain is U.S. trade or business income;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

•	we are or have been a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the Non-U.S. Holder’s holding period for our common stock.

The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. As of the date of this offering, our common stock is traded on an established securities market.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market values of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not become a USRPHC. Non-U.S. Holders are urged to consult their tax advisers to determine the application of these rules to their disposition of our common stock.

Federal Estate Taxes

Common stock owned or treated as owned by an individual who is a non-resident and not a citizen of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder any dividend that is paid to such Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a treaty or other agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Treasury regulations provide that the backup withholding tax on such dividends (currently at a rate of 28%), as well as certain information reporting requirements, will not apply to dividends paid on our common stock if (a) the Non-U.S. Holder, prior to payment, provides a properly executed IRS Form W-8BEN certifying that the claimed Non-U.S. Holder is in fact not a U.S. person, or otherwise establishes an exemption, and (b) neither we nor our paying agent have actual knowledge, or reason to know, that the claimed Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless (a) the Non-U.S. Holder, prior to payment, certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption, and (b) the broker does not have actual knowledge, or reason to know, that the claimed Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. that render the broker a “U.S.-related person.” In the case of the payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S.-related person, Treasury regulations (a) require information reporting on the payment unless (1) the broker, prior to payment, has documentary evidence in its files that the owner is a non-U.S. person, and (2) the broker has no knowledge, or reason to know, to the contrary, but (b) do not require backup withholding unless the broker has actual knowledge that the owner is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

The preceding discussion of material U.S. federal income and estate tax consequences is general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to the particular tax consequences to you of purchasing, holding or disposing of our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any changes or proposed changes in applicable law.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as representatives, have agreed to purchase, and GEFAHI, the selling stockholder, has agreed to sell to them, the number of shares of Class A Common Stock indicated below:

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	17,091,976
Citigroup Global Markets Inc.	8,367,947
Goldman, Sachs & Co.	8,367,947
J.P. Morgan Securities Inc.	8,367,947
Morgan Stanley & Co. Incorporated	8,367,947
Banc of America Securities LLC	2,848,662
Credit Suisse Securities (USA) LLC	2,848,662
Deutsche Bank Securities Inc.	2,848,662
Lehman Brothers Inc.	2,848,662
UBS Securities LLC	2,848,662
Wachovia Capital Markets, LLC	2,848,662
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	395,647
Blaylock & Company, Inc.	395,647
CMG Institutional Trading LLC	395,647
Fox-Pitt, Kelton Incorporated	395,647
Friedman, Billings, Ramsey & Co., Inc.	395,647
Keefe, Bruyette & Woods, Inc.	395,647
Samuel A. Ramirez & Co., Inc.	395,647
Utendahl Capital Partners, L.P.	395,647
The Williams Capital Group, L.P.	395,647

Total	71,216,559

The underwriters are offering the shares of Class A Common Stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A Common Stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered by this prospectus supplement if any such shares are taken.

The underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.49 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 a share to other underwriters or to certain dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the representatives.

We estimate that the expenses for this offering will be approximately $1 million, which includes legal, accounting and printing costs and various other fees associated with registering and listing the Class A Common Stock. All offering expenses will be payable by the selling stockholder.

We have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, we will not, during the period ending 60 days after the date of this prospectus supplement:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the issuance by us of Class A Common Stock pursuant to the conversion of the Equity Units or the filing of any registration statement relating thereto to the extent required by the terms of the Equity Units;

•	the grant by us of stock options, restricted stock or other awards pursuant to our benefit plans as described in the accompanying prospectus, provided that such options, restricted stock or awards do not become exercisable or vest during such 60-day period;

•	the issuance by us of shares of Class A Common Stock in connection with the acquisition of another corporation or entity or the acquisition of assets or properties of any such corporation or entity, so long as the aggregate amount of such issuances does not exceed $500 million and each of the recipients of the Class A Common Stock agrees in writing to be bound by the restrictions described in this paragraph for the remainder of such 60-day period;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant, the lapse of restrictions on restricted stock units, the settlement of stock appreciation rights or the conversion of a security outstanding on or prior to the date of this prospectus supplement of which the underwriters have been advised in writing;

•	the filing of a registration statement on Form S-3 relating to the issuance of Class A Common Stock pursuant to a dividend reinvestment plan and the issuance of shares thereunder; or

•	the filing of a registration statement on Form S-8 relating to the issuance of stock options, restricted stock and other awards pursuant to our benefit plans as described in this prospectus supplement.

Each of the directors and executive officers of our company has agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, he or she will not, during the period ending 60 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the transfer by any director or executive officer of shares of Class A Common Stock by gift or to an immediate family member, so long as the recipient of such Class A Common Stock agrees in writing to be bound by the restrictions described in this paragraph for the remainder of such 60-day period; or

•	transactions relating to shares of Class A Common Stock or other securities acquired in open market transactions after the completion of this offering.

In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A Common Stock in the open market to stabilize the price of the Class A Common Stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A Common Stock, if the syndicate repurchases previously distributed Class A Common Stock to cover syndicate short positions or to stabilize the price of the Class A Common Stock. These activities may raise or maintain the market price of the Class A Common Stock above independent market levels or prevent or retard a decline in the market price of the Class A Common Stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Genworth, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive (except in reliance on Article 3.2(b) of the Prospectus Directive) .

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of Class A Common Stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Relationships with the Underwriters

The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us and our affiliates, including GE and the selling stockholder, for which they have received and may continue to receive customary fees and commissions. Certain underwriters in this offering have participated in the prior offerings of our Class A Common Stock, Series A Preferred Stock, Equity Units and senior notes. Affiliates of certain underwriters in this offering are also lenders under our two $1.0 billion 5-year revolving credit facilities. We believe that the fees and commissions paid in respect of participation in the credit facilities were customary for borrowers with a credit profile similar to ours, for a similar-size financing and for borrowers in our industry.

LEGAL OPINIONS

The validity of the securities offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The financial statements and schedules for Genworth Financial, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The reports refer to a change in accounting for certain nontraditional long-duration contracts and for separate accounts in 2004.

PROSPECTUS

243,216,559 Shares

Class A Common Stock

This prospectus relates to the sale of up to 243,216,559 shares of Class A Common Stock of Genworth Financial, Inc. All of the shares being offered hereby may be sold from time to time in one or more offerings by an affiliate of General Electric Company. We will not receive any proceeds from the sale of these shares.

The selling stockholder may sell these shares of Class A Common Stock to or through one or more underwriters, broker-dealers or agents or directly to purchasers on a continuous or delayed basis. The prospectus supplement for each offering of shares will describe in detail the plan of distribution for that offering. This prospectus may not be used to offer or sell any shares of Class A Common Stock unless accompanied by a prospectus supplement.

Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “GNW.”

Investing in our Class A Common Stock involves risks. See Risk Factors beginning on page 3.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

September 12, 2005

You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information in the prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

Where You Can Get More Information

We file annual, quarterly and current reports with the Securities and Exchange Commission, or the SEC. You may obtain any document we file with the SEC at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also accessible through the Internet at the SEC’s web site at http://www.sec.gov or through our web site at http://www.genworth.com.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all the securities that may be offered by this prospectus; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 or any exhibit furnished under Item 9.01(c) of any Current Report on Form 8-K unless, and except to the extent, specified in any such Current Report on Form 8-K:

(1) Our Annual Report on Form 10-K for the year ended December 31, 2004;

(2) Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005;

(3) Our Current Reports on Form 8-K filed on February 7, 2005, March 14, 2005, March 21, 2005, April 4, 2005, April 26, 2005, July 19, 2005, July 22, 2005, August 22, 2005 and September 6, 2005; and

(4) The description of our Class A Common Stock contained in our registration statement on Form 8-A filed on May 24, 2004.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Leon E. Roday, Senior Vice President, General Counsel and Secretary, Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia, 23230, Telephone No. (804) 281-6000.

We have filed a registration statement under the Securities Act of 1933, as amended, with the SEC with respect to the shares to be sold hereunder. This prospectus has been filed as part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

Our Company

We are a leading insurance company in the U.S., with an expanding international presence, serving the life and lifestyle protection, retirement income, investment and mortgage insurance needs of more than 15 million customers. We have leadership positions in key products that we expect will benefit from a number of significant demographic, governmental and market trends. We distribute our products and services through an extensive and diversified distribution network that includes financial intermediaries, independent producers and dedicated sales specialists. We conduct operations in 24 countries and have approximately 6,500 employees. We have the following three operating segments:

Protection. We offer U.S. customers life insurance, long-term care insurance and, primarily for companies with fewer than 1,000 employees, group life and health insurance. In Europe, we offer payment protection insurance, which helps consumers meet their payment obligations in the event of illness, involuntary unemployment, disability or death.

Retirement Income and Investments. We offer U.S. customers fixed and variable deferred annuities, income annuities, variable life insurance, asset management, and specialized products, including guaranteed investment contracts, or GICs, funding agreements and structured settlements.

Mortgage Insurance. In the U.S., Canada, Australia, New Zealand and Europe, we offer mortgage insurance products that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages. These products generally also aid financial institutions in managing their capital efficiently by reducing the capital required for low-down-payment mortgages.

We also have a Corporate and Other segment which consists primarily of unallocated corporate income and expenses (including amounts incurred in settlement of class action lawsuits), the results of several small, non-core businesses that are managed outside our operating segments, most of our interest and other financing expenses and net realized investment gains (losses).

As of the date of this prospectus, GE Financial Assurance Holdings, Inc., or GEFAHI, owns approximately 52% of our outstanding common stock. GEFAHI is an indirect subsidiary of General Electric Company, or GE. GE indicated in May 2005 that it expects, subject to market conditions, to reduce its ownership over the following two years as we transition to full independence.

Our principal executive offices are located at 6620 West Broad Street, Richmond, Virginia 23230. Our telephone number at that address is (804) 281-6000.

In this prospectus, unless the context otherwise requires, “Genworth,” “we,” “us,” and “our” refer to Genworth Financial, Inc. and its subsidiaries and include the operations of the businesses acquired from GEFAHI and other GE subsidiaries in connection with our corporate reorganization.

Risk Factors

You should carefully consider the risks described below in addition to the other information contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement before investing in our Class A Common Stock. You could lose part or all of your investment.

Risks Relating to Our Businesses

Interest rate fluctuations could adversely affect our business and profitability.

Our insurance and investment products are sensitive to interest rate fluctuations and expose us to the risk that falling interest rates will reduce our “spread,” or the difference between the returns we earn on the investments that support our obligations under these products and the amounts that we must pay policyholders and contractholders. Because we may reduce the interest rates we credit on most of these products only at limited, pre-established intervals, and because some of them have guaranteed minimum crediting rates, declines in interest rates may adversely affect the profitability of those products. For example, interest rates declined to unusually low levels in 2002 and 2003. During this period, our net earnings from spread-based products, such as fixed and income annuities and guaranteed investment contracts, declined from $166 million for the year ended December 31, 2002 to $138 million for the year ended December 31, 2003. Although interest rates increased in 2004, they remain at low levels and limit our returns on our spread-based investment products.

During periods of increasing market interest rates, we may offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and we may increase crediting rates on in-force products to keep these products competitive. In addition, rapidly rising interest rates may cause increased policy surrenders, withdrawals from life insurance policies and annuity contracts and requests for policy loans, as policyholders and contractholders shift assets into higher yielding investments. Increases in crediting rates, as well as surrenders and withdrawals, could have an adverse effect on our financial condition and results of operations.

Our term life and long-term care insurance products also expose us to the risk of interest rate fluctuations. The pricing and expected future profitability of these products are based in part on expected investment returns. Over time, term life and long-term care insurance products generally produce positive cash flows as customers pay periodic premiums, which we invest as we receive them. Low interest rates may reduce our ability to achieve our targeted investment margins and may adversely affect the profitability of our term life and long-term care insurance products.

In our mortgage insurance business, rising interest rates generally reduce the volume of new mortgage originations, resulting in a decrease in the volume of new insurance written. The level of new mortgage originations in the U.S. decreased to $2,810 billion for the year ended December 31, 2004 from $3,760 billion for the year ended December 31, 2003. This resulted in decreased levels of new mortgage insurance written. We believe the decrease in mortgage originations was due to two principal factors. First, increasing interest rates in 2004 made refinancings of existing mortgages less attractive to consumers than in recent years. Second, historically low interest rates in 2002 and 2003 contributed to substantial refinancing activity, which did not recur in 2004 because many mortgages for which refinancing would otherwise have been economically attractive were already refinanced prior to 2004. Further increases in interest rates could cause the volume of mortgage originations to decline further, which would have an adverse effect on our new mortgage insurance written.

Rising interest rates also can increase the monthly mortgage payments for insured homeowners with adjustable rate mortgages, or ARMs, which could have the effect of increasing default rates on ARM loans and thereby increasing our exposure on our mortgage insurance policies. This is particularly relevant in our non-U.S. mortgage insurance business, where ARMs are the predominant mortgage product. ARMs also have increased as a percentage of the U.S. mortgage loans that we insure.

Declining interest rates increase the rate at which insured borrowers refinance their existing mortgages, thereby resulting in cancellations of the mortgage insurance covering the refinanced loans. Declining interest rates may also contribute to home price appreciation, which may provide insured borrowers in the U.S. with the option of canceling their mortgage insurance coverage earlier than we anticipated in pricing that coverage. These cancellations could have an adverse effect on our results from our mortgage insurance business.

Interest rate fluctuations also could have an adverse effect on the results of our investment portfolio. During periods of declining market interest rates, the interest we receive on variable interest rate investments decreases. In addition, during those periods, we are forced to reinvest the cash we receive as interest or return of principal on our investments in lower-yielding high-grade instruments or in lower-credit instruments to maintain comparable returns. Issuers of fixed-income securities also may decide to prepay their obligations in order to borrow at lower market rates, which exacerbates the risk that we may have to invest the cash proceeds of these securities in lower-yielding or lower-credit instruments. Declining interest rates from 2002 to 2004 contributed to a decrease in our weighted average investment yield from 6.0% for the year ended December 31, 2002 to 5.8% and 5.5% for the years ended December 31, 2003 and 2004, respectively.

Downturns and volatility in equity markets could adversely affect our business and profitability.

Significant downturns and volatility in equity markets could have an adverse effect on our financial condition and results of operations in two principal ways. First, market downturns and volatility may discourage purchases of separate account products, such as variable annuities and variable life insurance, that have returns linked to the performance of the equity markets and may cause some existing customers to withdraw cash values or reduce investments in those products.

Second, downturns and volatility in equity markets can have an adverse effect on the revenues and returns from our separate account and private asset management products and services. Because these products and services depend on fees related primarily to the value of assets under management, a decline in the equity markets could reduce our revenues by reducing the value of the investment assets we manage.

Defaults in our fixed-income securities portfolio may reduce our earnings.

Issuers of the fixed-income securities that we own may default on principal and interest payments. As a result of the economic downturn and recent corporate malfeasance, the number of companies defaulting on their debt obligations has increased dramatically in recent years. As of December 31, 2004 and 2003, we had fixed maturities in or near default (where the issuer has missed payment of principal or interest or entered bankruptcy) with a fair value of $58 million and $190 million, respectively. An economic downturn, further events of corporate malfeasance or a variety of other factors could cause declines in the value of our fixed maturities portfolio and cause our net earnings to decline.

We recognized gross capital gains of $90 million, $473 million and $790 million for the years ended December 31, 2004, 2003 and 2002, respectively. We realized these capital gains in part to offset default-related losses during those periods. However, capital gains may not be available in the future, and if they are, we may elect not to recognize capital gains to offset losses.

A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and adversely affect our financial condition and results of operations.

Financial strength ratings, which various ratings organizations publish as measures of an insurance company’s ability to meet contractholder and policyholder obligations, are important to maintaining public confidence in our products, the ability to market our products and our competitive position. Our principal life insurance companies currently have financial strength ratings of “AA-” (Very Strong) from S&P and Fitch and “Aa3” (Excellent) from Moody’s. Our mortgage insurance companies currently have financial strength ratings of

“AA” (Very Strong) from S&P and Fitch and “Aa2” (Excellent) from Moody’s. The “AA” and “AA-” ratings are the third- and fourth-highest of S&P’s 20 ratings categories, respectively. The “Aa2” and “Aa3” ratings are the third- and fourth-highest of Moody’s 21 ratings categories, respectively. The “AA” and “AA-” ratings are the third- and fourth-highest of Fitch’s 24 ratings categories.

A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have a significant adverse effect on our financial condition and results of operations in many ways, including:

•	reducing new sales of insurance products, annuities and other investment products;

•	adversely affecting our relationships with independent sales intermediaries and our dedicated sales specialists;

•	materially increasing the number or amount of policy surrenders and withdrawals by contractholders and policyholders;

•	requiring us to reduce prices for many of our products and services to remain competitive; and

•	adversely affecting our ability to obtain reinsurance or obtain reasonable pricing on reinsurance.

The charters of the Federal National Mortgage Corporation, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac, only permit them to buy high loan-to-value mortgages that are insured by a “qualified insurer,” as determined by each of them. Their current rules effectively provide that they will accept mortgage insurance only from private mortgage insurers with financial strength ratings of at least “AA-” by S&P and “Aa3” by Moody’s. If our mortgage insurance companies’ financial strength ratings decrease below the thresholds established by Fannie Mae and Freddie Mac, we would not be able to insure mortgages purchased by Fannie Mae or Freddie Mac. Approximately 68% of the flow loans we insured in the U.S. during the year ended December 31, 2004 were sold to either Fannie Mae or Freddie Mac. An inability to insure mortgage loans sold to Fannie Mae or Freddie Mac, or their transfer of our existing policies to an alternative mortgage insurer, would have an adverse effect on our financial condition and results of operations.

In 2003, the U.S. Office of Federal Housing Enterprise Oversight announced a risk-based capital rule that treats credit enhancements issued by private mortgage insurers with financial strength ratings of “AAA” more favorably than those issued by “AA” rated insurers. Neither Fannie Mae nor Freddie Mac has adopted policies that distinguish between “AA” rated and “AAA” rated mortgage insurers. However, if Fannie Mae or Freddie Mac adopts policies that treat “AAA” rated insurers more favorably than “AA” rated insurers, our competitive position may suffer.

In addition to the financial strength ratings of our insurance subsidiaries, ratings agencies also publish credit ratings for our company. The credit ratings have an impact on the interest rates we pay on the money we borrow. Therefore, a downgrade in our credit ratings could increase our cost of borrowing and have an adverse effect on our financial condition and results of operations.

The ratings of our insurance subsidiaries are not evaluations directed to the protection of investors in our securities.

The ratings of our insurance subsidiaries described under “Business—Financial Strength Ratings” reflect each rating agency’s current opinion of each subsidiary’s financial strength, operating performance and ability to meet obligations to policyholders and contractholders. These factors are of concern to policyholders, contractholders, agents, sales intermediaries and lenders. Ratings are not evaluations directed to the protection of investors in our securities. They are not ratings of our securities and should not be relied upon when making a decision to buy, hold or sell our securities, including the common stock offered in this offering. In addition, the standards used by rating agencies in determining financial strength are different from capital requirements set by state insurance regulators. We may need to take actions in response to changing standards set by any of the ratings agencies, as well as statutory capital requirements, which could cause our business and operations to suffer.

If our reserves for future policy benefits and claims are inadequate, we may be required to increase our reserve liabilities, which could adversely affect our results of operations and financial condition.

We calculate and maintain reserves for estimated future benefit payments to our policyholders and contractholders in accordance with U.S. GAAP and industry accounting practices. We release these reserves as those future obligations are extinguished. The reserves we establish necessarily reflect estimates and actuarial assumptions with regard to our future experience. These estimates and actuarial assumptions involve the exercise of significant judgment. Our future financial results depend significantly upon the extent to which our actual future experience is consistent with the assumptions we have used in pricing our products and determining our reserves. Many factors can affect future experience, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, we cannot determine with complete precision the ultimate amounts we will pay for actual future benefits or the timing of those payments.

We continually monitor our reserves. If we conclude that our reserves are insufficient to cover actual or expected policy and contract benefits and claims payments, we would be required to increase our reserves and incur income statement charges for the period in which we make the determination, which could adversely affect our results of operations and financial condition.

As a holding company, we depend on the ability of our subsidiaries to transfer funds to us to pay dividends and to meet our obligations.

We act as a holding company for our insurance subsidiaries and do not have any significant operations of our own. Dividends from our subsidiaries and permitted payments to us under our tax sharing arrangements with our subsidiaries are our principal sources of cash to pay stockholder dividends and to meet our obligations. These obligations include our operating expenses, interest and principal on our current and any future borrowings and contract adjustment payments on our Equity Units. These obligations also include amounts we owe to GE under the tax matters agreement that we and GE entered into in connection with our initial public offering, which we refer to as the IPO. If the cash we receive from our subsidiaries pursuant to dividend payment and tax sharing arrangements is insufficient for us to fund any of these obligations, we may be required to raise cash through the incurrence of debt, the issuance of additional equity or the sale of assets.

The payment of dividends and other distributions to us by our insurance subsidiaries is regulated by insurance laws and regulations. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require insurance regulatory approval. In addition, insurance regulators may prohibit the payment of ordinary dividends or other payments by our insurance subsidiaries to us (such as a payment under a tax sharing agreement or for employee or other services) if they determine that such payment could be adverse to our policyholders or contractholders. The ability of our insurance subsidiaries to pay dividends to us, and our ability to pay dividends to our stockholders, are also subject to various conditions imposed by the rating agencies for us to maintain our ratings.

Some of our investments are relatively illiquid.

Our investments in privately placed fixed maturities, mortgage loans, policy loans, limited partnership interests and restricted investments held by securitization entities are relatively illiquid. These asset classes represented 31% of the carrying value of our total cash and invested assets as of December 31, 2004. If we require significant amounts of cash on short notice in excess of our normal cash requirements, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both. For example, our floating-rate funding agreements generally contain “put” provisions, through which the contractholder may terminate the funding agreement for any reason after giving notice within the contract’s specified notice period, which is generally 90 days. As of December 31, 2004, we had an aggregate of $2.8 billion of floating-rate funding agreements outstanding, compared to $2.9 billion as of

December 31, 2003. Of the $2.8 billion aggregate amount outstanding as of December 31, 2004, $1.6 billion had put option features, including $1.5 billion with put option features of 90 days. If an unexpected number of contractholders exercise this right and we are unable to access other liquidity sources, we may have to liquidate assets quickly. Our inability to quickly dispose of illiquid investments could have an adverse effect on our financial condition and results of operations.

Intense competition could negatively affect our ability to maintain or increase our market share and profitability.

Our businesses are subject to intense competition. We believe the principal competitive factors in the sale of our products are product features, price, commission structure, marketing and distribution arrangements, brand, reputation, financial strength ratings and service.

Many other companies actively compete for sales in our protection and retirement income and investments markets, including other major insurers, banks, other financial institutions, mutual fund and money asset management firms and specialty providers. The principal direct and indirect competitors for our mortgage insurance business include other private mortgage insurers, as well as federal and state governmental and quasigovernmental agencies in the U.S., including the Federal Housing Administration, or FHA, and to a lesser degree, the Veterans Administration, or VA, Fannie Mae and Freddie Mac. We also compete in our mortgage insurance business with structured transactions in the capital markets and with other financial instruments designed to manage credit risk, such as credit default swaps and credit linked notes, with lenders who forego mortgage insurance, or self-insure, on loans held in their portfolios, and with lenders that provide mortgage reinsurance through captive mortgage reinsurance programs. In Canada and some European countries, our mortgage insurance business competes directly with government entities, which provide comparable mortgage insurance. Government entities with which we compete typically do not have the same capital requirements and do not have the same profit objectives as we do. Although private companies, such as our company, establish pricing terms for their products to achieve targeted returns, these government entities may offer products on terms designed to accomplish social or political objectives or reflect other non-economic goals.

In many of our product lines, we face competition from competitors that have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have lower profitability expectations or have higher financial strength ratings than we do. Many competitors offer similar products and use similar distribution channels. The substantial expansion of banks’ and insurance companies’ distribution capacities and expansion of product features in recent years have intensified pressure on margins and production levels and have increased the level of competition in many of our business lines.

We may be unable to attract and retain independent sales intermediaries and dedicated sales specialists.

We distribute our products through financial intermediaries, independent producers and dedicated sales specialists. We compete with other financial institutions to attract and retain commercial relationships in each of these channels, and our success in competing for sales through these sales intermediaries depends upon factors such as the amount of sales commissions and fees we pay, the breadth of our product offerings, the strength of our brand, our perceived stability and our financial strength ratings, the marketing and services we provide to them and the strength of the relationships we maintain with individuals at those firms. From time to time, due to competitive forces, we have experienced unusually high attrition in particular sales channels for specific products, including long-term care insurance. We believe the decline in long-term care insurance sales specialists was due in part to an intentional refocusing on more productive sales specialists and generally a more difficult environment for long-term care insurance sales. An inability to recruit productive independent sales intermediaries and dedicated sales specialists, or our inability to retain strong relationships with the individual agents at our independent sales intermediaries, could have an adverse effect on our financial condition and results of operations.

Reinsurance may not be available, affordable or adequate to protect us against losses.

As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms which could adversely affect our ability to write future business.

If the counterparties to our reinsurance arrangements or to the derivative instruments we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could adversely affect our financial condition and results of operations.

We use reinsurance and derivative instruments to mitigate our risks in various circumstances. Reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay the reinsurance recoverable owed to us now or in the future or that they will pay these recoverables on a timely basis. A reinsurer’s insolvency, inability or unwillingness to make payments under the terms of its reinsurance agreement with us could have an adverse effect on our financial condition and results of operations.

Prior to the completion of the IPO, we ceded to Union Fidelity Life Insurance Company, an indirect subsidiary of GE, or UFLIC, effective as of January 1, 2004, policy obligations under our structured settlement contracts, which had reserves of $12.0 billion, and our variable annuity contracts, which had general account reserves of $2.8 billion and separate account reserves of $7.9 billion, in each case as of December 31, 2003. These contracts represent substantially all of our contracts that were in force as of December 31, 2003 for these products. In addition, effective as of January 1, 2004, we ceded to UFLIC policy obligations under a block of long-term care insurance policies that we reinsured from The Travelers Insurance Company, or Travelers, which had reserves of $1.5 billion as of December 31, 2003. UFLIC has established trust accounts for our benefit to secure its obligations under the reinsurance arrangements, and General Electric Capital Corporation, an indirect subsidiary of GE, or GE Capital, has agreed to maintain UFLIC’s risk-based capital above a specified minimum level. If UFLIC becomes insolvent notwithstanding this agreement, and the amounts in the trust accounts are insufficient to pay UFLIC’s obligations to us, our financial condition and results of operations could be materially adversely affected.

In addition, we use derivative instruments to hedge various business risks. We enter into a variety of derivative instruments, including options, forwards, interest rate and currency swaps and options to enter into interest rate and currency swaps with a number of counterparties. If our counterparties fail or refuse to honor their obligations under the derivative instruments, our hedges of the related risk will be ineffective. Such failure could have an adverse effect on our financial condition and results of operations.

Fluctuations in foreign currency exchange rates and international securities markets could negatively affect our profitability.

Our international operations generate revenues denominated in local currencies. For the years ended December 31, 2004, 2003 and 2002, 19%, 18% and 14% of our revenues, respectively, and 29%, 26% and 12% of our net earnings from continuing operations, respectively, were generated by our international operations. We generally invest cash generated by our international operations in securities denominated in local currencies. As of December 31, 2004 and 2003, approximately 8% and 5%, respectively, of our invested assets were held by our international operations and were invested primarily in non-U.S.-denominated securities. Although investing in securities denominated in local currencies limits the effect of currency exchange rate fluctuation on local operating results, we remain exposed to the impact of fluctuations in exchange rates as we translate the operating results of our foreign operations into our financial statements. We currently do not hedge this exposure, and as a result, period-to-period comparability of our results of operations is affected by fluctuations in exchange rates. For example, our net earnings for the year ended December 31, 2004 included approximately $31 million due to the favorable impact of changes in foreign exchange rates. In addition, because we derive a significant portion of our earnings from non-U.S.-denominated revenue, our results of operations could be adversely affected to the extent the dollar value of non-U.S.-denominated revenue is reduced due to a strengthening U.S. dollar.

Our investments in non-U.S.-denominated securities are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. Non-U.S. currency fluctuations also affect the value of any dividends paid by our non-U.S. subsidiaries to their parent companies in the U.S.

Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

Our insurance operations are subject to a wide variety of laws and regulations. State insurance laws regulate most aspects of our U.S. insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and licensed. Our non-U.S. insurance operations are principally regulated by insurance regulatory authorities in the jurisdictions in which they are domiciled.

State laws in the U.S. grant insurance regulatory authorities broad administrative powers with respect to, among other things:

•	licensing companies and agents to transact business;

•	calculating the value of assets to determine compliance with statutory requirements;

•	mandating certain insurance benefits;

•	regulating certain premium rates;

•	reviewing and approving policy forms;

•	regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

•	establishing statutory capital and reserve requirements and solvency standards;

•	fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

•	approving changes in control of insurance companies;

•	restricting the payment of dividends and other transactions between affiliates; and

•	regulating the types, amounts and valuation of investments.

State insurance regulators and the National Association of Insurance Commissioners, or NAIC, regularly reexamine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and thus could have an adverse effect on our financial condition and results of operations.

In December 2004, the NAIC approved amendments to the NAIC’s model Producer Licensing Act. The amendments contain new disclosure requirements for producers regarding compensation arrangements. If adopted, the NAIC amendments would require producers to disclose to customers, in certain circumstances, information concerning compensation arrangements. The NAIC also directed its Executive Task Force on Broker Activities to give further consideration to the development of additional requirements for recognition of a fiduciary responsibility on the part of producers, disclosure of all quotes received by a broker and disclosures relating to reinsurance arrangements between insurers and reinsurance companies affiliated with a producer. We cannot predict the effect that the NAIC’s recent compensation disclosure amendments or anticipated future activities in this area, at the NAIC or state level, will have on influencing future legal actions, changes to business practices or regulatory requirements applicable to us.

Our mortgage insurance business is subject to additional laws and regulations. For a discussion of the risks associated with those laws and regulations, see “—Risks Relating to Our Mortgage Insurance Business—Changes in regulations that affect the mortgage insurance business could affect our operations significantly and could reduce the demand for mortgage insurance.”

Currently, the U.S. federal government does not regulate directly the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed. These proposals include “The State Modernization and Regulatory Transparency Act,” which would maintain state-based regulation of insurance but would affect state regulation of certain aspects of the business of insurance including rates, agent and company licensing, and market conduct examinations. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or, if enacted, such laws may have on our business, financial condition or results of operation.

Our international operations are subject to regulation in the relevant jurisdictions in which they operate, which in many ways is similar to that of the state regulation outlined above.

Many of our customers and independent sales intermediaries also operate in regulated environments. Changes in the regulations that affect their operations also may affect our business relationships with them and their ability to purchase or to distribute our products. Accordingly, these changes could have an adverse effect on our financial condition and results of operation.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may increase materially our direct and indirect compliance and other expenses of doing business, thus having an adverse effect on our financial condition and results of operations.

Legal and regulatory investigations and actions are increasingly common in the insurance business and may result in financial losses and harm our reputation.

We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including the risk of class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. In our insurance operations, we are or may become subject to class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, payment of contingent or other sales commissions, claims payments and procedures, product design, disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits and breaches of fiduciary or other duties to customers. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time. We are also subject to various regulatory inquiries, such as information requests, subpoenas and books and record examinations, from state, federal and international regulators and other authorities. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.

Recently, the insurance industry has become the focus of increased scrutiny by regulatory and law enforcement authorities concerning certain practices within the insurance industry. In this regard, in May 2005, we received a subpoena from the Northeast Regional Office of the SEC, requiring the production of documents related to “certain loss mitigation insurance products,” such as finite risk reinsurance. We are cooperating fully with the SEC with respect to its subpoena. Additionally, in May and June 2005, certain of our subsidiaries received information requests from the State of Delaware Department of Insurance and the State of Connecticut

Insurance Department on the same general subject. In June 2005, GE received a subpoena from the United States Attorney’s Office for the Southern District of New York, also on the same general subject. In the subpoena, GE is defined as including, among other things, its subsidiaries and affiliates. We are cooperating with GE in connection with GE’s response to the subpoena. In the United Kingdom, the Financial Services Authority has initiated an industry-wide review of payment protection insurance products, as well as an industry-wide review of non-traditional financial arrangements. Also, in May 2005, each of our U.S. mortgage insurance subsidiaries received an information request from the State of New York Insurance Department with respect to captive reinsurance transactions with lender-affiliated reinsurers and other types of arrangements in which lending institutions receive from our subsidiary any form of payment, compensation or other consideration in connection with issuance of a policy covering a mortgagor of the lending institution. We are also cooperating with respect to these industry-wide regulatory inquiries.

This industry scrutiny also includes the commencement of investigations and other proceedings by the New York State Attorney General and other governmental authorities relating to allegations of improper conduct in connection with the payment of, and the failure to disclose, contingent commissions by insurance companies to insurance brokers and agents, the solicitation and provision of fictitious or inflated quotes, the use of inducements to brokers or companies in the sale of insurance products and the use of captive reinsurance arrangements. We have not received a subpoena or inquiry from the State of New York with respect to these matters. However, as part of industry-wide inquiries in this regard, we have received inquiries and informational requests with respect to some of these matters from other federal and state regulatory authorities. We have responded to these inquiries and informational requests and will continue to cooperate with these regulatory authorities.

Recent industry-wide inquiries also include those regarding market timing and late trading in variable annuity contracts, variable annuity sales practices/exchanges and electronic communication document retention practices. In this regard, we responded in late 2003 to a New York State Attorney General subpoena regarding market timing and late trading in variable products and mutual funds. We have not received any further inquiries from the New York State Attorney General regarding these matters, although we received inquiries and informational requests regarding these matters from other federal and state regulatory authorities. We have responded to these inquiries, follow-up inquiries and informational requests and will continue to cooperate with these regulatory authorities.

We cannot assure you that the current investigations and proceedings will not have a material adverse effect on our business, financial condition or results of operations. It is also possible that related investigations and proceedings may be commenced in the future, and we could become subject to further investigations and have lawsuits filed or enforcement actions initiated against us. In addition, increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal precedents and industry-wide regulations or practices that could adversely affect our business, financial condition and results of operation.

We have significant operations in India that could be adversely affected by changes in the political or economic stability of India or government policies in India, the U.S. or Europe.

Through an arrangement with an outsourcing provider that is 40% owned by GE, we have a substantial team of professionals in India who provide a variety of services to our insurance operations, including customer service, transaction processing, and functional support including finance, investment research, actuarial, risk and marketing. The development of an operations center in India has been facilitated partly by the liberalization policies pursued by the Indian government over the past decade. The current government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting our business could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

The political or regulatory climate in the U.S., Europe or elsewhere also could change so that it would not be practical or legal for us to use international operations centers, such as call centers. For example, changes in privacy regulations, or more stringent interpretation or enforcement of these regulations, could require us to curtail our use of low-cost operations in India to service our businesses, which could reduce the cost benefits we currently realize from using these operations.

Our computer systems may fail or their security may be compromised, which could damage our business and adversely affect our financial condition and results of operation.

Our business is highly dependent upon the uninterrupted operation of our computer systems. We rely on these systems throughout our business for a variety of functions, including processing claims and applications, providing information to customers and distributors, performing actuarial analyses and maintaining financial records. Despite the implementation of security measures, our computer systems may be vulnerable to physical or electronic intrusions, computer viruses or other attacks, programming errors and similar disruptive problems. The failure of these systems for any reason could cause significant interruptions to our operations, which could result in a material adverse effect on our business, financial condition or results of operation.

We retain confidential information in our computer systems, and we rely on sophisticated commercial technologies to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our computer systems could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable customer information and proprietary business information. In addition, an increasing number of states and foreign countries require that customers be notified if a security breach results in the disclosure of personally identifiable customer information. Any compromise of the security of our computer systems that results in inappropriate disclosure of personally identifiable customer information could damage our reputation in the marketplace, deter people from purchasing our products, subject us to significant civil and criminal liability and require us to incur significant technical, legal and other expenses.

The occurrence of natural or man-made disasters could adversely affect our financial condition and results of operation.

We are exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, floods and tornadoes, or man-made disasters, including acts of terrorism and military actions. For example, a natural or man-made disaster could lead to unexpected changes in persistency rates as policyholders and contractholders who are affected by the disaster may be unable to meet their contractual obligations, such as payment of premiums on our insurance policies, deposits into our investment products, and mortgage payments on loans insured by our mortgage insurance policies. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business and increased claims from those areas, as well as an adverse effect on home prices in those areas, which could result in increased loss experience in our mortgage insurance business. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations.

A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us. For example, a natural or man-made disaster could lead to increased reinsurance prices and potentially cause us to retain more risk than we otherwise would retain if we were able to obtain reinsurance at lower prices. In addition, a disaster could adversely affect the value of the assets in our investment portfolio if it affects companies’ ability to pay principal or interest on their securities. See “—We may face losses if there are significant deviations from our assumptions regarding the future persistency of our insurance policies and annuity contracts” and “—A deterioration in economic conditions or a decline in home price appreciation may adversely affect our loss experience in mortgage insurance.”

Risks Relating to Our Protection and Retirement Income and Investments Segments

We may face losses if morbidity rates, mortality rates or unemployment rates differ significantly from our pricing expectations.

We set prices for our insurance and some annuity products based upon expected claims and payment patterns, using assumptions for, among other things, morbidity rates, or likelihood of sickness, and mortality rates, or likelihood of death, of our policyholders and contractholders. The long-term profitability of these products depends upon how our actual experience compares with our pricing assumptions. For example, if morbidity rates are higher, or mortality rates are lower, than our pricing assumptions, we could be required to make greater payments under long-term care insurance policies and annuity contracts than we had projected. Conversely, if mortality rates are higher than our pricing assumptions, we could be required to make greater payments under our life and payment protection insurance policies and annuity contracts with guaranteed minimum death benefits than we had projected.

The risk that our claims experience may differ significantly from our pricing assumptions is particularly significant for our long-term care insurance products. Long-term care insurance policies provide for long-duration coverage and, therefore, our actual claims experience will emerge over many years after pricing assumptions have been established. Moreover, as a relatively new product in the market, long-term care insurance does not have the extensive claims experience history of life insurance, and as a result, our ability to forecast future claim rates for long-term care insurance is more limited than for life insurance.

In pricing our payment protection insurance, we also use assumptions regarding unemployment levels. If unemployment levels are higher than our pricing assumptions, the claims frequency could be higher for our payment protection insurance business than we had projected.

We may be required to accelerate the amortization of deferred acquisition costs and the present value of future profits, which would increase our expenses and reduce profitability.

Deferred acquisition costs, or DAC, represent costs which vary with and are primarily related to the sale and issuance of our insurance policies and investment contracts that are deferred and amortized over the estimated life of the related insurance policies. These costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. Under U.S. GAAP, DAC is subsequently amortized to income, over the lives of the underlying contracts, in relation to the anticipated recognition of premiums or gross profits. In addition, when we acquire a block of insurance policies or investment contracts, we assign a portion of the purchase price to the right to receive future net cash flows from existing insurance and investment contracts and policies. This intangible asset, called the present value of future profits, or PVFP, represents the actuarially estimated present value of future cash flows from the acquired policies. We amortize the value of this intangible asset in a manner similar to the amortization of DAC.

Our amortization of DAC and PVFP generally depends upon anticipated profits from investments, surrender and other policy and contract charges, mortality, morbidity and maintenance expense margins. Unfavorable experience with regard to expected expenses, investment returns, mortality, morbidity, withdrawals or lapses may cause us to increase the amortization of DAC or PVFP, or both, or to record a charge to increase benefit reserves.

We regularly review DAC and PVFP to determine if they are recoverable from future income. If these costs are not recoverable, they are charged to expenses in the financial period in which we make this determination. For example, if we determine that we are unable to recover DAC from profits over the life of a block of insurance policies or annuity contracts, or if withdrawals or surrender charges associated with early withdrawals do not fully offset the unamortized acquisition costs related to those policies or annuities, we would be required to recognize the additional DAC amortization as a current-period expense. As of December 31, 2004 and 2003, respectively, we had $5.0 billion and $5.8 billion of DAC, and $0.7 billion and $1.2 billion of PVFP. Our net amortization of DAC and PVFP was $1.1 billion, $1.3 billion and $1.2 billion of DAC and PVFP for the years ended December 31, 2004, 2003 and 2002, respectively.

We may be required to recognize impairment in the value of our goodwill, which would increase our expenses and reduce our profitability.

Goodwill represents the excess of the amount we paid to acquire our subsidiaries and other businesses over the fair value of their net assets at the date of the acquisition. Under U.S. GAAP, we test the carrying value of goodwill for impairment at least annually at the “reporting unit” level, which is either an operating segment or a business one level below the operating segment. Goodwill is impaired if the fair value of the reporting unit as a whole is less than the fair value of the identifiable assets and liabilities of the reporting unit, plus the carrying value of goodwill, at the date of the test. For example, goodwill may become impaired if the fair value of a reporting unit as a whole were to decline by an amount greater than the decline in the value of its individual identifiable assets and liabilities. This may occur for various reasons, including changes in actual or expected earnings or cash flows of a reporting unit, generation of earnings by a reporting unit at a lower rate of return than similar businesses or declines in market prices for publicly traded businesses similar to our reporting units. If any portion of our goodwill becomes impaired, we would be required to recognize the amount of the impairment as a current-period expense. When we adopted Statement of Financial Accounting Standards 142 with respect to recognizing impairment of goodwill, effective January 1, 2002, we recognized a $376 million impairment, net of tax, relating to our domestic auto and homeowners’ insurance business (included in discontinued operations), primarily as a result of heightened price competition in the auto insurance industry.

Our reputation in the long-term care insurance market may be adversely affected if we were to raise premiums on our in-force long-term care insurance products.

Unlike several of our competitors, we have never increased premiums on any in-force long-term care policies that we have issued. Although the terms of all our long-term care insurance policies permit us to increase premiums during the premium-paying period, any implementation of a premium increase could have an adverse effect on our reputation, our ability to market and sell new long-term care insurance products and our ability to retain existing policyholders.

Medical advances, such as genetic research and diagnostic imaging, and related legislation could adversely affect the financial performance of our life insurance, long-term care insurance and annuities businesses.

Genetic research includes procedures focused on identifying key genes that render an individual predisposed to specific diseases, such as particular types of cancer and other diseases. Other medical advances, such as diagnostic imaging technologies, also may be used to detect the early onset of diseases such as cancer and cardiovascular disease. We believe that if individuals learn through medical advances that they are predisposed to particular conditions that may reduce life longevity or require long-term care, they will be more likely to purchase our life and long-term care insurance policies or not to permit existing polices to lapse. In contrast, if individuals learn that they lack the genetic predisposition to develop the conditions that reduce longevity or require long-term care, they will be less likely to purchase our life and long-term care insurance products but more likely to purchase certain annuity products. In addition, such individuals that are existing policyholders will be more likely to permit their policies to lapse.

If we were to gain access to the same genetic or medical information as our prospective policyholders and contractholders, then we would be able to take this information into account in pricing our life and long-term care insurance policies and annuity contracts. However, there are a number of regulatory proposals that would make genetic and other medical information confidential and unavailable to insurance companies. The U.S. Senate has approved a bill that would prohibit group health plans, health insurers and employers from making enrollment decisions or adjusting premiums on the basis of genetic testing information. This legislation is now pending before a committee at the House of Representatives. Legislators in certain states also have introduced similar legislation. If these regulatory proposals were enacted, prospective policyholders and contractholders would only disclose this information if they chose to do so voluntarily. These factors could lead us to reduce sales of products affected by these regulatory proposals and could result in a deterioration of the risk profile of our portfolio, which could lead to payments to our policyholders and contractholders that are higher than we anticipated.

Medical advances also could lead to new forms of preventative care. Preventative care could extend the life and improve the overall health of individuals. If this were to occur, the duration of payments under certain of our annuity products likely would increase, thereby reducing net earnings in that business.

We may face losses if there are significant deviations from our assumptions regarding the future persistency of our insurance policies and annuity contracts.

The prices and expected future profitability of our insurance and deferred annuity products are based in part upon expected patterns of premiums, expenses and benefits, using a number of assumptions, including those related to persistency, which is the probability that a policy or contract will remain in-force from one period to the next. The effect of persistency on profitability varies for different products. For most of our life insurance, group life and health insurance, and deferred annuity products, actual persistency that is lower than our persistency assumptions could have an adverse impact on profitability, especially in the early years of a policy or contract primarily because we would be required to accelerate the amortization of expenses we deferred in connection with the acquisition of the policy or contract. For our life insurance policies, increased persistency that is the result of the sale of policies to third parties that continue to make premium payments on policies that would otherwise have lapsed, also known as life settlements, could have an adverse impact on profitability because of the higher claims rate associated with settled policies. For the years ended December 31, 2004, 2003 and 2002, persistency in our life insurance and fixed annuity businesses has been slightly higher than assumed, while persistency in our variable annuity and certain group life and health insurance products has been slightly lower than we had assumed.

For our long-term care insurance and some other health insurance policies, actual persistency in later policy durations that is higher than our persistency assumptions could have a negative impact on profitability. If these policies remain in-force longer than we assumed, then we could be required to make greater benefit payments than we had anticipated when we priced these products. This risk is particularly significant in our long-term care insurance business because we do not have the experience history that we have in many of our other businesses. As a result, our ability to predict persistency for long-term care insurance is more limited than for many other products. Some of our long-term care insurance policies have experienced higher persistency than we had assumed, which has resulted in adverse claims experience.

Because our assumptions regarding persistency experience are inherently uncertain, reserves for future policy benefits and claims may prove to be inadequate if actual persistency experience is different from those assumptions. Although some of our products permit us to increase premiums during the life of the policy or contract, we cannot guarantee that these increases would be sufficient to maintain profitability. Moreover, many of our products do not permit us to increase premiums or limit those increases during the life of the policy or contract. Significant deviations in experience from pricing expectations regarding persistency could have an adverse effect on the profitability of our products.

Regulation XXX may have an adverse effect on our financial condition and results of operations by requiring us to increase our statutory reserves for term life and universal life insurance or incur higher operating costs.

The Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation XXX,” requires insurers to establish additional statutory reserves for term and universal life insurance policies with long-term premium guarantees. Virtually all our newly issued term and universal life insurance business is now affected by Regulation XXX.

In response to this regulation, we have increased term and universal life insurance statutory reserves and changed our premium rates for term life insurance products. We also have implemented reinsurance and capital management actions to mitigate the impact of Regulation XXX. However, we cannot assure you that there will not be regulatory or other challenges to the actions we have taken to date. The result of those challenges could require us to increase statutory reserves or incur higher operating costs. Any change to or repeal of Regulation XXX could reduce the competitive advantage of our reinsurance and capital management actions in response to Regulation XXX and could adversely affect our market position in the life insurance market.

We also cannot assure you that we will be able to continue to implement actions to mitigate the impact of Regulation XXX on future sales of term and universal life insurance products. If we are unable to continue to implement those actions, we may be required to increase statutory reserves, incur higher operating costs than we currently anticipate, or reduce our sales of these products. We also may have to implement measures that may be disruptive to our business. For example, because term and universal life insurance are particularly price-sensitive products, any increase in premiums charged on these products in order to compensate us for the increased statutory reserve requirements or higher costs of reinsurance may result in a significant loss of volume and adversely affect our life insurance operations.

If demand for long-term care insurance continues to decline, we will not be able to execute our strategy to expand our business in this market.

We have devoted significant resources to developing our long-term care insurance business, and our growth strategy relies partly upon continued growth of this market. In recent years, however, sales of individual long-term care insurance have declined. Annualized first-year premiums for individual long-term care insurance peaked in 2002 at approximately $1.0 billion and decreased by 7% in 2003 and 25% in 2004, according to LIMRA International. We believe this decrease was due primarily to decisions by several providers to cease offering long-term care insurance, to raise premiums on in-force policies and/or to introduce new products with higher prices. These actions resulted in decreased purchases of long-term care insurance products and have caused some distributors to reduce their sales focus on these products. As a result, our annualized first-year premiums of long-term care insurance decreased from $257 million for the year ended December 31, 2002 to $240 million and $162 million for the years ended December 31, 2003 and 2004, respectively. If the market for long-term care insurance continues to decline, we may be unable to realize our growth strategy in this area and our financial condition and results of operations could be adversely affected.

Changes in tax laws could make some of our products less attractive to consumers.

Changes in tax laws could make some of our products less attractive to consumers. For example, in May 2003, U.S. President George Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduced the federal income tax that investors are required to pay on long-term capital gains and on some dividends paid on stock. This reduction may provide an incentive for some of our customers and potential customers to shift assets into mutual funds and away from products, including annuities, designed to defer taxes payable on investment returns. Because the income taxes payable on long-term capital gains and some dividends paid on stock have been reduced, investors may decide that the tax-deferral benefits of annuity contracts are less advantageous than the potential after-tax income benefits of mutual funds or other investment products that provide dividends and long-term capital gains. A shift away from annuity contracts and other tax-deferred products would reduce our income from sales of these products, as well as the assets upon which we earn investment income.

We cannot predict whether any other legislation will be enacted, what the specific terms of any such legislation will be or how, if at all, this legislation or any other legislation could have an adverse effect on our financial condition and results of operations.

Changes in U.S. federal and state securities laws may affect our operations and our profitability.

U.S. federal and state securities laws apply to investment products that are also “securities,” including variable annuities and variable life insurance policies. As a result, some of our subsidiaries and the policies and contracts they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries’ separate accounts are registered as investment companies under the Investment Company Act of 1940. Some variable annuity contracts and variable life insurance policies issued by our insurance subsidiaries also are registered under the Securities Act of 1933. Other subsidiaries are registered as broker-dealers under the Securities Exchange Act of 1934 and are members of, and subject to, regulation by the National Association of Securities Dealers, Inc. In addition, some of our subsidiaries also are registered as investment advisers under the Investment Advisers Act of 1940.

Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect investors in the securities markets or investment advisory or brokerage clients. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. Changes to these laws or regulations that restrict the conduct of our business could have an adverse effect on our financial condition and results of operations.

Risks Relating to Our Mortgage Insurance Segment

Fannie Mae, Freddie Mac and a small number of large mortgage lenders exert significant influence over the U.S. mortgage insurance market.

Our mortgage insurance products protect mortgage lenders and investors from default-related losses on residential first mortgage loans made primarily to home buyers with high loan-to-value mortgages—generally, those home buyers who make down payments of less than 20% of their home’s purchase price. The largest purchasers and guarantors of mortgage loans in the U.S. are Fannie Mae and Freddie Mac, which were created by Congressional charter to ensure that mortgage lenders have sufficient funds to continue to finance home purchases. For the year ended December 31, 2004, Fannie Mae purchased approximately 18.8% of all the mortgage loans originated in the U.S., and Freddie Mac purchased approximately 13.0%, according to statistics published by Inside the GSEs. Fannie Mae’s and Freddie Mac’s charters generally prohibit them from purchasing any mortgage with a face amount that exceeds 80% of the home’s value, unless that mortgage is insured by a qualified insurer or the mortgage seller retains at least a 10% participation in the loan or agrees to repurchase the loan in the event of default. As a result, high loan-to-value mortgages purchased by Fannie Mae or Freddie Mac generally are insured with private mortgage insurance. These provisions in Fannie Mae’s and Freddie Mac’s charters create much of the demand for private mortgage insurance in the U.S. For the year ended December 31, 2004, Fannie Mae and Freddie Mac purchased approximately 68% of the flow mortgage loans that we insured. As a result, a change in these provisions relating to their purchase or guarantee activity could have an adverse effect on our financial condition and results of operations.

In addition, increasing consolidation among mortgage lenders in recent years has resulted in significant customer concentration for U.S. mortgage insurers. Ten mortgage lenders accounted for approximately 27% of our flow new insurance written for the year ended December 31, 2004.

As a result of the significant concentration in mortgage originators and purchasers, Fannie Mae, Freddie Mac and the largest mortgage lenders possess substantial market power which enables them to influence our business and the mortgage insurance industry in general. Although we actively monitor and develop our relationships with Fannie Mae, Freddie Mac and our largest mortgage lending customers, a deterioration in any of these relationships, or the loss of business from any of our key customers, could have an adverse effect on our financial condition and results of operations.

Our mortgage insurance business is one of the members of the Mortgage Insurance Companies of America, or MICA. In 1999, several large mortgage lenders and a coalition of financial services and housing-related trade associations, including MICA, formed FM Watch, now known as FM Policy Focus, a lobbying organization that supports expanded federal oversight and legislation relating to the role of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac have criticized and lobbied against the positions taken by FM Policy Focus. These lobbying activities could, among other things, polarize Fannie Mae, Freddie Mac and members of FM Policy Focus. As a result of this possible polarization, our relationships with Fannie Mae and Freddie Mac may limit our opportunities to do business with some mortgage lenders, and our relationships with mortgage lenders who are members of FM Policy Focus may limit our ability to do business with Fannie Mae and Freddie Mac, as well as with mortgage lenders who are not members of FM Policy Focus and are opposed to these efforts. Any of these outcomes could have an adverse effect on our financial condition and results of operations.

Results from investigations into Fannie Mae’s and Freddie Mac’s accounting practices, disclosures and other matters may result in legislative or regulatory changes governing the operations of Freddie Mac, Fannie Mae and other government-sponsored enterprises, which could adversely affect the results of our U.S. mortgage insurance business.

Fannie Mae and Freddie Mac are subject to ongoing investigations regarding their accounting practices, disclosures and other matters. These investigations may contribute to changes in legislation and regulations governing their operations and the operations of other government-sponsored enterprises. Legislation proposing increased regulatory oversight over Fannie Mae and Freddie Mac is currently under consideration in both the U.S. Senate and the House of Representatives. We cannot predict whether any such legislation or regulations will be enacted or adopted, how they may affect the operations of Fannie Mae, Freddie Mac or other government-sponsored enterprises, or how they may affect our operations, financial condition and results of operations.

A decrease in the volume of high loan-to-value home mortgage originations or an increase in the volume of mortgage insurance cancellations could result in a decline in our revenue.

We provide mortgage insurance primarily for high loan-to-value mortgages. Factors that could lead to a decrease in the volume of high loan-to-value mortgage originations include:

•	a change in the level of home mortgage interest rates;

•	a decline in economic conditions generally, or in conditions in regional and local economies;

•	the level of consumer confidence, which may be adversely affected by economic instability, war or terrorist events;

•	declines in the price of homes;

•	adverse population trends, including lower homeownership rates;

•	high rates of home price appreciation, which in times of heavy refinancing affect whether refinanced loans have loan-to-value ratios that require mortgage insurance; and

•	changes in government housing policy encouraging loans to first-time homebuyers.

A decline in the volume of high loan-to-value mortgage originations would reduce the demand for mortgage insurance and, therefore, could have an adverse effect on our financial condition and results of operations.

In addition, a significant percentage of the premiums we earn each year in our U.S. mortgage insurance business are renewal premiums from insurance policies written in previous years. We estimate that approximately 85% and 70% of our U.S. gross premiums written for the years ended December 31, 2004 and 2003, respectively, were renewal premiums. As a result, the length of time insurance remains in force is an important determinant of our mortgage insurance revenues. Fannie Mae, Freddie Mac and many other mortgage investors in the U.S. generally permit a homeowner to ask his loan servicer to cancel his mortgage insurance when the principal amount of the mortgage falls below 80% of the home’s value. Factors that tend to reduce the length of time our mortgage insurance remains in force include:

•	declining interest rates, which may result in the refinancing of the mortgages underlying our insurance policies with new mortgage loans that may not require mortgage insurance or that we do not insure;

•	significant appreciation in the value of homes, which causes the size of the mortgage to decrease below 80% of the value of the home and enables the borrower to request cancellation of the mortgage insurance; and

•	changes in mortgage insurance cancellation requirements under applicable federal law or mortgage insurance cancellation practices by mortgage lenders and investors.

These factors contributed to a decrease in our U.S. policy persistency rates from 57% for the year ended December 31, 2002 to 46% for the year ended December 31, 2003. Although U.S. policy persistency rates increased to 65% for the year ended December 31, 2004, a further increase in the volume of mortgage insurance cancellations in the U.S. generally would reduce the amount of our insurance in force and have an adverse effect on our financial condition and results of operations. These factors are less significant in our international mortgage insurance operations because we generally receive a single payment for mortgage insurance at the time a loan closes, and this premium typically is not refundable if the policy is canceled.

Continued increases in the volume of “simultaneous second” mortgages could have an adverse effect on the U.S. market for mortgage insurance.

High loan-to-value mortgages can consist of two simultaneous loans, known as “simultaneous seconds,” comprising a first mortgage with a loan-to-value ratio of 80% and a simultaneous second mortgage for the excess portion of the loan, instead of a single mortgage with a loan-to-value ratio of more than 80%. Simultaneous second loans are sometimes referred to as “80-10-10 loans” because they often comprise a first mortgage with an 80% loan-to-value ratio, a second mortgage with a 10% loan-to-value ratio and the remaining 10% paid in cash by the buyer, rather than a single mortgage with a 90% loan-to-value ratio.

Over the past several years, the volume of simultaneous second loans as an alternative to loans requiring private mortgage insurance has increased substantially. We believe this recent increase reflects the following factors:

•	the lower monthly cost of simultaneous second loans compared to the cost of mortgage insurance, due to a lower-interest-rate environment and the emerging popularity of 15- and 30-year amortizing and adjustable rate simultaneous seconds;

•	the tax deductibility in most cases of interest on a second mortgage, in contrast to the non-deductibility of mortgage insurance payments;

•	negative consumer, broker and realtor perceptions about mortgage insurance; and

•	the desire by some investors to hold second mortgages.

Further increases in the volume of simultaneous seconds may cause corresponding decreases in the use of mortgage insurance for high loan-to-value mortgages, which could have an adverse effect on our financial condition and results of operations.

The amount of mortgage insurance we write could decline significantly if other alternatives to private mortgage insurance are used to protect against default risk or lower coverage levels of mortgage insurance are selected.

Mortgage default risks may be mitigated through a variety of alternatives to private mortgage insurance other than simultaneous second mortgages. These alternatives include:

•	using government mortgage insurance programs, including those of the FHA, the VA and Canada Mortgage and Housing Corporation, or CMHC;

•	holding mortgages in their own loan portfolios and self-insuring;

•	using programs, such as those offered by Fannie Mae and Freddie Mac, requiring lower mortgage insurance coverage levels;

•	originating and securitizing loans in mortgage-backed securities whose underlying mortgages are not insured with private mortgage insurance or which are structured so that the risk of default lies with the investor, rather than a private mortgage insurer; and

•	using credit default swaps or similar instruments, instead of private mortgage insurance, to transfer credit risk on mortgages.

A decline in the use of private mortgage insurance in connection with high loan-to-value home mortgages for any reason would reduce the demand for flow mortgage insurance. We believe in recent quarters there has been a reduction in this demand in part as the result of increasing originations of mortgages that do not meet the eligibility requirements of Fannie Mae and Freddie Mac and mortgages that are securitized in mortgage-backed securities that do not use private mortgage insurance. A prolonged decline of this nature could have an adverse effect on our financial condition and results of operations.

Our claims expenses would increase and our results of operations would suffer if the rate of defaults on mortgages covered by our mortgage insurance increases or the severity of such defaults exceeds our expectations.

Our premium rates vary with the perceived risk of a claim on the insured loan, which takes into account factors such as the loan-to-value ratio, our long-term historical loss experience, whether the mortgage provides for fixed payments or variable payments, the term of the mortgage, the borrower’s credit history and the level of documentation and verification of the borrower’s income and assets. We establish renewal premium rates for the life of a mortgage insurance policy upon issuance, and we cannot cancel the policy or adjust the premiums after the policy is issued. As a result, we cannot offset the impact of unanticipated claims with premium increases on policies in force, and we cannot refuse to renew mortgage insurance coverage. The premiums we agree to charge upon writing a mortgage insurance policy may not adequately compensate us for the risks and costs associated with the coverage we provide for the entire life of that policy.

The long-term profitability of our mortgage insurance business depends upon the accuracy of our pricing assumptions. If defaults on mortgages increase because of an economic downturn or for reasons we failed to take into account adequately, we would be required to make greater claim payments than we planned when we priced our policies. Future claims on our mortgage insurance policies may not match the assumptions made in our pricing. An increase in the amount or frequency of claims beyond the levels contemplated by our pricing assumptions could have an adverse effect on our financial condition and results of operations. In recent years, our results of operations have benefited from historically low loss ratios because of significant home price appreciation and low levels of defaults. Increases from these recent historic lows could have an adverse effect on our financial condition and results of operations.

As of December 31, 2004, approximately 80% of our U.S. mortgage insurance risk in force and 72% of our international mortgage insurance risk in force had not yet reached its anticipated highest claim frequency years, which are generally between the third and seventh year of the loan. As a result, we expect our loss experience on these loans will increase as policies continue to age. If the claim frequency on the risk in force significantly exceeds the claim frequency that was assumed in setting premium rates, our financial condition, results of operations and cash flows would be adversely affected.

We also provide mortgage insurance for “Alt A” loans, which are originated under programs in which there is a reduced level of verification or disclosure of the borrower’s income or assets. Alt A loans represented 2.8%, 1.9% and 2.5% of our U.S. risk in force as of December 31, 2004, 2003 and 2002, respectively, and we anticipate that there will be increased levels of Alt A loans in future periods. Alt A loans typically have a higher default rate than fully documented loans, and we generally charge higher premiums for mortgage insurance on Alt A loans than on fully documented loans. If defaults on Alt A loans are higher than the assumptions we made in pricing our mortgage insurance on those loans, then we would be required to make greater claims payments than we had projected, which could have an adverse effect on our financial condition and results of operations.

A deterioration in economic conditions or a decline in home price appreciation may adversely affect our loss experience in mortgage insurance.

Losses in our mortgage insurance business generally result from events, such as reduction of income, unemployment, divorce, illness and inability to manage credit and interest-rate levels that reduce a borrower’s ability to continue to make mortgage payments. The amount of the loss we suffer, if any, depends in part on whether the home of a borrower who defaults on a mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which increases our risk of loss. A decline in home price appreciation, whether or not in conjunction with deteriorating economic conditions, may also increase our risk of loss.

A substantial economic downturn, or decline in recent significant home-price appreciation across the entire U.S. or globally could have a significant adverse effect on our financial condition and results of operations. We also may be particularly affected by economic downturns or declines in recent significant home-price appreciation in states where a large portion of our business is concentrated. As of December 31, 2004, approximately 50% of our U.S. risk in force was concentrated in 10 states, with 8% in Florida, 7% in Texas and 6% in New York. Similarly, our mortgage insurance operations in Canada, Australia and the U.K. are concentrated in the largest cities in those countries. Continued and prolonged adverse economic conditions or declines in recent significant home-price appreciation in these states or cities could result in high levels of claims and losses, which could have an adverse effect on our financial condition and results of operations.

A significant portion of our risk in force consists of loans with high loan-to-value ratios, which generally result in more and larger claims than loans with lower loan-to-value ratios.

Mortgage loans with higher loan-to-value ratios typically have claim incidence rates substantially higher than mortgage loans with lower loan-to-value ratios. In our U.S. mortgage insurance business as of December 31, 2004:

•	16% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 95%;

•	41% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 90% but less than or equal to 95%;

•	41% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 80% but less than or equal to 90%; and

•	2% of our risk in force consisted of mortgage loans with original loan-to-value ratios less than or equal to 80%.

In Canada, Australia and New Zealand, the risks of having a portfolio with a significant portion of high loan-to-value mortgages are greater than in the U.S. and Europe because we generally agree to cover 100% of the losses associated with mortgage defaults in those markets, compared to percentages in the U.S. and Europe that are typically 12% to 35% of the loan amount. In our non-U.S. mortgage insurance business as of December 31, 2004:

•	less than 1% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 95%;

•	24% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 90% but less than or equal to 95%;

•	38% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 80% but less than or equal to 90%; and

•	37% of our risk in force consisted of mortgage loans with original loan-to-value ratios less than or equal to 80%.

Although mortgage insurance premiums for higher loan-to-value ratio loans generally are higher than for loans with lower loan-to-value ratios, the difference in premium rates may not be sufficient to compensate us for the enhanced risks associated with mortgage loans bearing higher loan-to-value ratios.

We cede a portion of our U.S. mortgage insurance business to mortgage reinsurance companies affiliated with our mortgage lending customers, and this reduces our profitability.

We, like other mortgage insurers, offer opportunities to our mortgage lending customers that are designed to allow them to participate in the risks and rewards of the mortgage insurance business. Many of the major mortgage lenders with which we do business have established captive mortgage reinsurance subsidiaries. These reinsurance subsidiaries assume a portion of the risks associated with the lender’s insured mortgage loans in exchange for a percentage of the premiums. In most cases, our reinsurance coverage is an “excess of loss” arrangement with a limited band of exposure for the reinsurer. This means that we are required to pay the first layer of losses arising from defaults in the covered mortgages, the reinsurer indemnifies us for the next layer of losses, and we pay any losses in excess of the reinsurer’s obligations. The effect of these arrangements historically has been a reduction in the profitability and return on capital of this business to us. Approximately 70% of our U.S. primary new risk written as of December 31, 2004 was subject to captive mortgage reinsurance, compared to approximately 75% as of December 31, 2003. U.S. premiums ceded to these reinsurers were approximately $143 million, $139 million and $113 million for the years ended December 31, 2004, 2003 and 2002, respectively. These premium cessions have adversely affected our profitability and could further reduce profitability if the terms of these arrangements require greater premium cessions.

If efforts by Fannie Mae and Freddie Mac to reduce the need for mortgage insurance are successful, they could adversely affect the results of our U.S. mortgage insurance business.

Freddie Mac has sought changes to the provisions of its Congressional charter that requires private mortgage insurance for low-down-payment mortgages and has lobbied the U.S. Congress for amendments that would permit Fannie Mae and Freddie Mac to use alternative forms of default loss protection or otherwise forego the use of private mortgage insurance. In October 1998, the U.S. Congress passed legislation to amend Freddie Mac’s charter to give it flexibility to use credit enhancements other than private mortgage insurance for downpayment mortgages. Although this charter amendment was quickly repealed, we cannot predict whether similar legislation may be proposed or enacted in the future.

Fannie Mae and Freddie Mac have the ability to implement new eligibility requirements for mortgage insurers. They also have the authority to increase or reduce required mortgage insurance coverage percentages and to alter or liberalize underwriting standards on low-down-payment mortgages they purchase. We cannot predict the extent to which any new requirements may be enacted or how they may affect the operations of our mortgage insurance business, our capital requirements and our products.

Changes in the policies of the Federal Home Loan Banks could reduce the demand for U.S. mortgage insurance.

The Federal Home Loan Banks, or FHLBs, purchase single-family conforming mortgage loans originated by participating member institutions. Although the FHLBs are not required to purchase insurance for mortgage loans, they currently use mortgage insurance on substantially all mortgage loans with a loan-to-value ratio above 80% and have become a source of new business for us. If the FHLBs were to reduce their purchases of mortgage loans, purchase uninsured mortgage loans or increase the loan-to-value ratio threshold above which they require mortgage insurance, the market for mortgage insurance could decrease, and our mortgage insurance business could be adversely affected.

We compete with government-owned and government-sponsored entities in our mortgage insurance business, and this may put us at a competitive disadvantage on pricing and other terms and conditions.

Our mortgage insurance business competes with many different government-owned and government sponsored entities in the U.S., Canada and some European countries. In the U.S., these entities include principally the FHA and, to a lesser degree, the VA, Fannie Mae and Freddie Mac, as well as local and state housing finance agencies. In Canada, we compete with the CMHC, a Crown corporation owned by the Canadian government. In Europe, these entities include public mortgage guarantee facilities in a number of countries.

Those competitors may establish pricing terms and business practices that may be influenced by motives such as advancing social housing policy or stabilizing the mortgage lending industry, which may not be consistent with maximizing return on capital or other profitability measures. In addition, those governmental entities typically do not have the same capital requirements that we and other mortgage insurance companies have and therefore may have financial flexibility in their pricing and capacity that could put us at a competitive disadvantage in some respects. In the event that a government-owned or sponsored entity in one of our markets determines to reduce prices significantly or alter the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of social or other goals rather than a profit motive, we may be unable to compete in that market effectively, which could have an adverse effect on our financial condition and results of operations.

We compete in Canada with the CMHC, which is owned by the Canadian government and, as a sovereign entity, provides mortgage lenders with 100% capital relief from bank regulatory requirements on loans that it insures. In contrast, lenders receive only 90% capital relief on loans we insure. CMHC also operates the Canadian Mortgage Bond Program, which provides lenders the ability to efficiently guaranty and securitize their mortgage loan portfolios. If we are unable to effectively distinguish ourselves competitively with our Canadian mortgage lender customers, we may be unable to compete effectively with the CMHC as a result of the more favorable capital relief it can provide or the other products and incentives that it offers to lenders.

Changes in regulations that affect the mortgage insurance business could affect our operations significantly and could reduce the demand for mortgage insurance.

In addition to the general regulatory risks that are described above under “—Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth,” we are also affected by various additional regulations relating particularly to our mortgage insurance operations.

U.S. federal and state regulations affect the scope of our competitors’ operations, which has an effect on the size of the mortgage insurance market and the intensity of the competition in our mortgage insurance business. This competition includes not only other private mortgage insurers, but also U.S. federal and state governmental and quasi-governmental agencies, principally the FHA, and to a lesser degree, the VA, which are governed by federal regulations. Increases in the maximum loan amount that the FHA can insure, and reductions in the mortgage insurance premiums the FHA charges, can reduce the demand for private mortgage insurance. The FHA has also streamlined its down-payment formula and made FHA insurance more competitive with private mortgage insurance in areas with higher home prices. These and other legislative and regulatory changes could cause demand for private mortgage insurance to decrease.

Our U.S. mortgage insurance business, as a credit enhancement provider in the residential mortgage lending industry, also is subject to compliance with various federal and state consumer protection and insurance laws, including the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Homeowners Protection Act, the Federal Fair Credit Reporting Act, the Fair Debt Collection Practices Act and others. Among other things, these laws prohibit payments for referrals of settlement service business, require fairness and non-discrimination in granting or facilitating the granting of credit, require cancellation of insurance and refund of unearned premiums under certain circumstances, govern the circumstances under which companies may obtain and use consumer credit information, and define the manner in which companies may pursue collection activities. Changes in these laws or regulations could adversely affect the operations and profitability of our mortgage insurance business. For example, the Department of Housing and Urban Development is considering a rule that would exempt certain mortgages that provide a single price for a package of settlement services from the prohibition in the Real Estate Settlement Procedures Act, or RESPA, against payments for referrals of settlement service business. If mortgage insurance were included among the settlement services that, when offered as a package, would be exempt from this prohibition, then mortgage lenders would have greater leverage in obtaining business concessions from mortgage insurers.

The Office of Thrift Supervision recently amended its capital regulations to increase from 80% to 90% the loan-to-value threshold in the definition of a “qualifying mortgage loan.” The capital regulations assign a lower risk weight to qualifying mortgage loans than to non-qualifying loans. As a result, these new regulations no longer penalize mortgage lenders for retaining loans that have loan-to-value ratios between 80% and 90% without credit enhancements. Other regulators, including the U.S. Federal Deposit Insurance Corporation, also have raised corresponding loan-to-value thresholds for qualifying mortgage loans from 80% to 90%.

Lenders and loan aggregators also have faced new liabilities and compliance risks posed by state and local laws which have been enacted in recent years to combat “predatory lending” practices. In February 2003 and March 2004, the Ney-Lucas Responsible Lending Act of 2003 and the Prohibit Predatory Lending Act of 2004, respectively, were introduced in the U.S. House of Representatives but were not enacted into law. These or similar bills, if reintroduced and enacted, would, among other things, prohibit certain lending practices on high cost mortgages and limit the liability of persons who comply with the law. It is unclear in what form, if any, such bills will be enacted or what impact they would have on our business and the mortgage lending, securitization, and insurance industries generally.

Regulations in Canada require the use of mortgage insurance for all mortgage loans extended by banks, trust companies and insurers with loan-to-value ratios greater than 75%. In February 2005, as part of a periodic review of the federal financial services regulatory framework, the Canadian Department of Finance issued a consultation document seeking comment on a wide variety of potential initiatives relating to the regulation of financial services, including whether to remove the statutory requirement for mortgage insurance on all loans with loan-to-value ratios greater than 75%. The removal of the statutory requirement for mortgage insurance, in whole or in part, may result in a reduction in the amount of business we write in future years in Canada.

We have an agreement with the Canadian government under which it guarantees the benefits payable under a mortgage insurance policy, less 10% of the original principal amount of an insured loan, in the event that we fail to make claim payments with respect to that loan because of insolvency. This guarantee provides that the government has the right to review the terms of the guarantee in certain circumstances, including if GE’s ownership of our Canadian mortgage insurance company decreases below 50%. When GE reduces its equity ownership of us to below 50%, that reduction would permit the Canadian government to review the terms of its guarantee and could lead to a termination of the guarantee for any new insurance written after the termination. Although we believe the Canadian government will preserve the guarantee to maintain competition in the Canadian mortgage insurance industry, any adverse change in the guarantee’s terms and conditions or termination of the guarantee could have an adverse effect on our ability to continue offering mortgage insurance products in Canada.

The Australian Prudential Regulatory Authority, or APRA, regulates all financial institutions in Australia, including general, life and mortgage insurance companies. APRA also determines the minimum regulatory capital requirements for depository institutions. APRA’s current regulations provide for reduced capital requirements for depository institutions that insure residential mortgages with loan-to-value ratios above 80% (in the case of “standard” loans) and, from October 1, 2004, with loan-to-value ratios above 60% (in the case of “non-standard” type loans). APRA’s regulations currently require APRA-regulated lenders to determine the criteria for determining if a loan is a “non-standard” type loan. Also, APRA has proposed changes to its minimum regulatory capital requirement applicable to mortgage insurers in Australia. While they have not yet been issued in final form, based on the most recently revised proposal made available for comment and discussion with APRA personnel, we do not expect the revised minimum regulatory capital requirements to require any additional capital to be invested in our Australian mortgage insurance business, but we can not be sure this will be the case.

We believe the revisions to a set of regulatory rules and procedures governing global bank capital standards that were introduced by the Basel Committee of the Bank for International Settlements, known as Basel II, may encourage growth of international mortgage insurance. Basel II has been designed to reward banks that have developed effective risk management systems by allowing them to hold less capital than banks with less effective systems. Basel II was finalized and issued in June 2004; however, its adoption by individual countries is ongoing. Therefore, we cannot predict the benefits that ultimately will be provided to lenders, or how any such benefits may affect the opportunities for the growth of mortgage insurance. If countries implement Basel II in a manner that does not reward lenders for using mortgage insurance as a credit risk mitigant on high loan-to-value mortgage loans, or if lenders conclude that mortgage insurance does not provide sufficient capital incentives, then we may have to revise our product offerings to meet the new requirements and our results of operations may be adversely affected.

Our U.S. mortgage insurance business could be adversely affected by legal actions under RESPA.

RESPA prohibits paying lenders for the referral of settlement services, including mortgage insurance. This precludes us from providing services to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value, and paying fees for services that others provide that are higher than their reasonable or fair market value. In addition, RESPA prohibits persons from giving or accepting any portion or percentage of a charge for a real estate settlement service, other than for services actually performed. A number of lawsuits, including some that were class actions, have challenged the actions of private mortgage insurers, including our company, under RESPA, alleging that the insurers have provided or received products or services at improperly set prices in return for the referral of mortgage insurance. We and several other mortgage insurers, without admitting any wrongdoing, reached a settlement in these cases, which includes an injunction that prohibited certain specified practices and details the basis on which mortgage insurers may provide or receive agency pool insurance, captive mortgage reinsurance, contract underwriting and other products and services and be deemed to be in compliance with RESPA. The injunction expired on December 31, 2003, and it is possible that plaintiffs will institute new litigation against private mortgage insurers, including us, to renew the injunction or to seek damages under RESPA. We also cannot predict whether our competitors will change their pricing structure or business practices now that the injunction has expired, which could require us to alter our pricing structure or business practices in response to their actions or suffer a competitive disadvantage, or whether any services we or they provide to mortgage lenders could be found to violate RESPA or any future injunction that might be issued. In addition, U.S. federal and state officials are authorized to enforce RESPA and to seek civil and criminal penalties, and we cannot predict whether these proceedings might be brought against us or other mortgage insurers. Any such proceedings could have an adverse effect on our financial condition and results of operations.

Our U.S. mortgage insurance business could be adversely affected by legal actions under the Federal Fair Credit Reporting Act.

Two actions have been filed against us in Illinois, each seeking certification of a nationwide class of consumers who allegedly were required to pay for our private mortgage insurance at a rate higher than our “lowest available rate,” based upon credit information we obtained. Each action alleges that the Federal Fair Credit Reporting Act, or the FCRA, requires notice to such borrowers and that we violated the FCRA by failing to give such notice. The plaintiffs in one action allege in the complaint that they are entitled to “actual damages” and “damages within the Court’s discretion of not more than $1,000 for each separate violation” of the FCRA. The plaintiffs in the other action allege that they are entitled to “appropriate actual, punitive and statutory damages” and “such other or further relief as the Court deems proper.” Similar cases also were filed against six other mortgage insurers. We intend to vigorously defend against the actions to which we are a party, but we cannot predict their outcome.

Potential liabilities in connection with our U.S. contract underwriting services could have an adverse effect on our financial condition and results of operations.

We offer contract underwriting services to many of our mortgage lenders in the U.S., pursuant to which our employees and contractors work directly with the lender to determine whether the data relating to a borrower and a proposed loan contained in a mortgage loan application file complies with the lender’s loan underwriting guidelines or the investor’s loan purchase requirements. In connection with that service, we also compile the application data and submit it to the automated underwriting systems of Fannie Mae and Freddie Mac, which independently analyze the data to determine if the proposed loan complies with their investor requirements.

Under the terms of our contract underwriting agreements, we agree to indemnify the lender against losses incurred in the event that we make material errors in determining whether loans processed by our contract underwriters meet specified underwriting or purchase criteria, subject to contractual limitations on liability. As a result, we assume credit and interest rate risk in connection with our contract underwriting services. Worsening economic conditions, a deterioration in the quality of our underwriting services or other factors could cause our contract underwriting liabilities to increase and have an adverse effect on our financial condition and results of operations. Although we have established reserves to provide for potential claims in connection with our contract underwriting services, we have limited historical experience that we can use to establish reserves for these potential liabilities, and these reserves may not be adequate to cover liabilities that may arise.

If the European mortgage insurance market does not grow as we expect, we will not be able to execute our strategy to expand our business into this market.

We have devoted resources to marketing our mortgage insurance products in Europe, and we plan to continue these efforts. Our growth strategy depends partly upon the development of favorable legislative and regulatory policies throughout Europe that support increased homeownership and provide capital relief for institutions that insure their mortgage loan portfolios with private mortgage insurance. In furtherance of these policies, we have collaborated with government agencies to develop bank regulatory capital requirements that provide incentives to lenders to implement risk transfer strategies such as mortgage insurance, as well as governmental policies that encourage homeownership as a wealth accumulation strategy for borrowers with limited resources to make large down payments. We have invested, and we will continue to invest, significant resources to advocate such a regulatory environment at the national and pan-European levels. However, if European legislative and regulatory agencies fail to adopt these policies, then the European markets for high loan-to-value lending and mortgage insurance may not expand as we currently anticipate, and our growth strategy in those markets may not be successful.

Risks Relating to Our Separation from GE

Our separation from GE could adversely affect our business and profitability due to GE’s strong brand and reputation.

As a subsidiary of GE, our businesses have marketed many of their products using the “GE” brand name and logo, and we believe the association with GE has provided many benefits, including:

•	a world-class brand associated with trust, integrity and longevity;

•	perception of high-quality products and services;

•	preferred status among our customers, independent sales intermediaries and employees;

•	strong capital base and financial strength; and

•	established relationships with U.S. federal and state and non-U.S. regulators.

Our separation from GE following our corporate reorganization and the IPO could adversely affect our ability to attract and retain highly qualified independent sales intermediaries and dedicated sales specialists for our products. In addition, because of our separation from GE, some of our existing policyholders, contractholders and other customers may choose to stop doing business with us, and this could increase our rate of surrenders and withdrawals in our policies and contracts. In addition, other potential policyholders and contractholders may decide not to purchase our products because of our separation from GE.

We cannot accurately predict the effect that our separation from GE will have on our sales intermediaries, customers or employees. The risks relating to our separation from GE could materialize at various times in the future, including:

•	when GE reduces its ownership in our common stock to a level below 50%; and

•	when we cease using the GE name and logo in our sales and marketing materials, particularly when we deliver notices to our distributors and customers that the names of some of our insurance subsidiaries will change.

We only have the right to use the GE brand name and logo for a limited period of time. If we fail to establish in a timely manner a new, independently recognized brand name with a strong reputation, our revenue and profitability could decline.

Since the completion of the IPO, our corporate name has been “Genworth Financial, Inc.” We and our insurance and other subsidiaries may use the GE brand name and logo in marketing our products and services for only a limited period of time. Pursuant to a transitional trademark license agreement, GE granted us the right to use the “GE” mark and the “GE” monogram for up to five years after the IPO in connection with our products and services. GE also granted us the right to use “GE,” “General Electric” and “GE Capital” in the corporate names of our subsidiaries until the earlier of twelve months after the date on which GE owns less than 20% of our outstanding common stock and May 24, 2009. When our right to use the GE brand name and logo expires, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. In addition, insurance regulators in the U.S. and the other countries where we do business could require us to accelerate the transition to our independent brand. If we are unable to successfully manage the transition of our business to our new brand, our reputation among our independent sales intermediaries, customers and employees could be adversely affected.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

The historical and pro forma financial information incorporated by reference in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or those we will achieve in the future. This is primarily a result of the following factors:

•	Our historical financial information reflects certain businesses that were not included in our company following the completion of our corporate organization and the IPO. For a description of the components of our historical financial information, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” in our Annual Report on Form 10-K for the year ended December 31, 2004, which has been incorporated by reference into this prospectus;

•	Our historical and pro forma financial results reflect allocations of corporate expenses from GE. Those allocations may be different from the comparable expenses we would have incurred had we operated as a stand-alone company;

•	Significant changes in our cost structure, management, financing and business operations have occurred as a result of our separation from GE. As a result, the costs reflected in our historical and pro forma financial statements may not represent our costs in future periods with respect to reduced economies of scale; stand-alone costs for services currently provided by GE; marketing and legal entity transition expenses related to building a company brand identity separate from GE; the need for additional personnel to perform services previously provided by GE; and the legal, accounting, compliance and other costs associated with being a public company with listed equity. See “—The terms of our arrangements with GE may be more favorable than we would be able to obtain from an unaffiliated third party. We may be unable to replace the services GE provides us in a timely manner or on comparable terms;”

•	Our separation from GE and the adoption of our new brand may have an adverse effect on our relationships with distributors, customers, employees and regulators and government officials, which could result in reduced sales, increased policyholder terminations and withdrawals, increased regulatory scrutiny and disruption to our business operations;

•	Under some of our agreements, our separation from GE allows the other party to the agreement to terminate the agreement pursuant to a change of control provision, which may be triggered when GE’s ownership of our company decreases to less than 50%. If the other party to any of these agreements does not wish to continue the agreement, then we may be required to terminate or modify our existing agreement or seek alternative arrangements, which could result in reduced sales, increased costs or other disruptions to our business; and

•	The pro forma financial information incorporated by reference in this prospectus gives effect to several significant transactions that we implemented prior to the completion of the IPO, including the reinsurance transactions with UFLIC, as if those transactions had already been consummated. The unaudited pro forma financial information gives effect to these transactions as if each had occurred as of January 1, 2004. This pro forma financial information is based upon available information and assumptions that we believe are reasonable. However, this pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations would have been had those transactions occurred as of January 1, 2004, nor what they may be in the future.

The terms of our arrangements with GE may be more favorable than we would be able to obtain from an unaffiliated third party. We may be unable to replace the services GE provides us in a timely manner or on comparable terms.

We and GE entered into a transition services agreement and other agreements in connection with the IPO. Pursuant to these arrangements, GE and its affiliates agreed to provide us with a variety of services, including investment management, treasury, payroll and other financial services, human resources and employee benefit services, legal services, information systems and network services, and procurement and sourcing support.

We negotiated these arrangements with GE in the context of a parent-subsidiary relationship. Although GE is contractually obligated to provide us with services during the terms of these arrangements, we cannot assure you that these services will be sustained at the same level after the expiration of those arrangements, or that we will be able to replace these services in a timely manner or on comparable terms. Other agreements with GE also govern the relationship between us and GE and provide for the allocation of employee benefit, tax and other liabilities and obligations attributable or related to periods or events prior to the IPO. They also contain terms and provisions that may be more favorable than terms and provisions we might have obtained in arm’s-length negotiations with unaffiliated third parties. When GE ceases to provide services pursuant to those arrangements, our costs of procuring those services from third parties may increase.

In addition, under the transition services agreement and other agreements, GE is obligated to provide us with certain services only so long as GE owns more than 50% of our outstanding common stock. We have been preparing for the transition of these services from GE to us or to third-party providers. However, we cannot assure you that we will be in position to complete the transition of those services by the time that GE ceases to own more than 50% of our outstanding common stock.

We have agreed to make payments to GE based on the projected amounts of certain tax savings, and these payments will remain fixed even if, because of insufficient taxable income or as a result of reduced tax rates, our actual tax savings are less than projected.

We entered into a tax matters agreement with GE in connection with the IPO. We refer to this agreement as the Tax Matters Agreement. Under the Tax Matters Agreement, we have an obligation to pay to GE a fixed amount over approximately 18 years. This fixed obligation equals 80% of the tax savings we are projected to realize (subject to a maximum amount) as a result of the tax elections made in connection with our separation from GE. The estimated present value of our fixed obligation as of the completion of the IPO was $389 million. Our obligation to GE could change, however, if the facts or assumptions on which we base our projections are not borne out, and the present value of our obligations may increase as a result. However, except for specified contingent benefits and excluding interest on payments we defer, our total payments to GE will not exceed $640 million. Although the Tax Matters Agreement generally provides for increases or reductions to our payment obligations if the current facts and assumptions underlying the projected tax savings prove inaccurate, it does not provide for reductions in our obligations if we fail to generate sufficient income to realize the projected tax savings or if our actual tax savings are reduced as a result of reduced tax rates. In these circumstances, we will remain obligated to pay to GE the fixed obligation, as initially projected or subsequently adjusted, even though it exceeds 80%, or even 100%, of the tax savings we actually realize. If the amounts we are obligated to pay to GE remain fixed while the tax savings we actually realize decline, there could be a material adverse effect on our financial condition and results of operations.

In the event of a change in control of our company, our obligations under the Tax Matters Agreement could accelerate, and we cannot assure you that we will have sufficient funds to meet these obligations.

In some circumstances, such as a change in control over the management and policies of our company (other than through a sale of our stock by GE), the amounts we owe under the Tax Matters Agreement could accelerate, and the amounts then due and payable could be substantial. The acceleration of payments would be subject to the approval of certain state insurance regulators, and we are obligated to use our reasonable best efforts to seek these approvals. In the event these approvals are granted and the acceleration of payments does occur, we cannot assure you that we will have sufficient funds available to meet these accelerated obligations when due. If we do not have sufficient funds available, we may seek to fund these obligations from dividends or other payments from our subsidiaries, but we cannot be certain that they will have sufficient funds available or be permitted to transfer them to us. See “—As a holding company, we depend on the ability of our subsidiaries to transfer funds to us to pay dividends and to meet our obligations.” We also may seek to fund these obligations from the proceeds of the issuance of debt or equity securities or the sale of assets, but we cannot assure you that we will be able to successfully issue any securities or consummate an asset sale.

Under the Tax Matters Agreement, GE controls certain tax returns and audits that can result in tax liability for us.

Under the Tax Matters Agreement, GE has retained control over the preparation and filing, as well as the contests, audits and amendments or other changes of certain pre-IPO federal income tax returns with respect to which we remain liable for taxes. In addition, determinations regarding the allocation to us of responsibility to pay taxes for pre-IPO periods will be made by GE in its reasonable discretion. Although the Tax Matters Agreement provides that we are not liable for taxes resulting from returns filed or matters settled by GE without our consent if the return or settlement position is found to be unreasonable, taking into account both the liability that we incur and any non-Genworth tax benefit, it is possible that we will pay more taxes than we would have paid if we were permitted to control such matters.

GE has significant control over us and may not exercise its control in a way that benefits our public securityholders.

As of the date hereof, GEFAHI owns approximately 52% of our outstanding common stock. GE indicated in May 2005 that it expects, subject to market conditions, to reduce its ownership over the following two years as we transition to full independence. GE has also informed us that, in any event, it expects to reduce its interest in us to below 50% by value by May 27, 2006 (in satisfaction of a condition to a tax ruling secured in connection with the IPO). GE has adopted a formal Plan of Divestiture embodying this expectation to reduce its interest below 50% and has represented to the Internal Revenue Service, or IRS, that it will accomplish the divestiture. The adverse financial consequences to GE from a failure to effect the divestiture below 50% are significant. However, so long as GE continues to beneficially own more than 50% of our outstanding voting stock, GE generally will be able to determine the outcome of many corporate actions requiring stockholder approval. GE, in its capacity as the beneficial holder of all outstanding shares of our Class B Common Stock, also has the right to elect a majority of the members of our board of directors so long as it continues to beneficially own more than 50% of our outstanding common stock and will have the right to elect a decreasing percentage of the members of our board of directors as its beneficial ownership of our common stock decreases. In addition, until the first date on which GE owns less than 20% of our outstanding common stock, the prior affirmative vote or written consent of GE is required for the following actions (subject in each case to certain agreed exceptions):

•	a merger involving us or any of our subsidiaries (other than mergers involving our subsidiaries to effect acquisitions for a price less than or equal to $700 million and acquisitions for a price less than or equal to $1 billion at any time that GEFAHI owns 45% or less of our outstanding common stock);

•	acquisitions by us or our subsidiaries of the stock or assets of another business for a price (including assumed debt) in excess of $700 million (other than acquisitions for a price less than or equal to $1 billion at any time that GEFAHI owns 45% or less of our outstanding common stock);

•	dispositions by us or our subsidiaries of assets in a single transaction or a series of related transactions for a price (including assumed debt) in excess of $700 million;

•	incurrence or guarantee of debt by us or our subsidiaries in excess of $700 million outstanding at any one time or that would reasonably be expected to result in a negative change in any of our credit ratings, which does not apply to debt incurred in connection with our corporate reorganization, the $1.9 billion of senior notes issued in June 2004, $500 million of commercial paper, intercompany debt (within Genworth) or liabilities under certain agreed excluded transactions (provided that any debt (other than debt incurred under our five-year revolving credit facilities to fund liabilities under funding agreements or guaranteed investment contracts issued by our subsidiaries that are regulated life insurance companies, or cash payments in connection with insurance policy surrenders and withdrawals) in excess of $500 million outstanding at any one time incurred under those credit facilities or our commercial paper program will be subject to the $700 million limitation described above);

•	issuance by us or our subsidiaries of capital stock or other securities convertible into capital stock;

•	dissolution, liquidation or winding up of our company; and

•	alteration, amendment, termination or repeal, or adoption of any provision inconsistent with, certain provisions of our certificate of incorporation or our bylaws.

GE also can exercise control over our company pursuant to agreements that we entered into with GE in connection with the IPO and our separation from GE. See “Certain Relationships and Transactions” in our proxy statement relating to our 2005 annual meeting of stockholders. That section of our proxy statement has been incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2004, which has been incorporated by reference into this prospectus.

Because GE’s interests may differ from your interests, actions GE takes with respect to us, as our controlling stockholder, and with respect to those corporate actions requiring its prior affirmative written consent described above, may not be favorable to you.

We derive a significant portion of the premiums in our payment protection insurance business from transactions with GE.

For the years ended December 31, 2004, 2003 and 2002, GE’s consumer finance division and other related GE entities accounted for 42%, 19% and 14% of our payment protection insurance gross written premiums, respectively. In early 2004, we entered into a five-year agreement, subject to certain early termination provisions, that extends our relationship with GE’s consumer finance division and provides us with the right to be the exclusive provider of payment protection insurance in Europe for GE’s consumer finance operations in jurisdictions where we offer these products. However, if GE determines not to offer payment protection insurance, we may not be able to replace those revenues on a timely basis, and our financial condition and results of operations could suffer.

If GE engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

Our certificate of incorporation provides that, subject to any contractual provision to the contrary, GE will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as us; or

•	doing business with, or in competition with, any of our clients, customers or vendors.

GE is a diversified technology and services company with significant financial services businesses, including consumer finance, asset management and insurance activities. GE is engaged in the marketing of supplemental life insurance, including accidental death and dismemberment coverage and in the marketing and underwriting of dental and vision insurance, medical stop-loss insurance and primary property and casualty insurance. In addition, GE operates a significant reinsurance business, including life reinsurance, a life insurance business in the U.K. and a savings and pension business in France. Because of GE’s significant financial resources, GE could have a significant competitive advantage over us should it decide to engage in businesses that compete with any of the businesses we conduct.

GE has generally agreed not to use the “GE” mark or the “GE” monogram or the name “General Electric” until May 24, 2009 in connection with the marketing or underwriting on a primary basis of life insurance, long-term care insurance, annuities, or group life and health insurance in the U.S., or of auto insurance products in Mexico, and the underwriting or issuing of mortgage insurance products anywhere in the world. GE’s agreement to restrict the use of its brand will terminate earlier upon the occurrence of certain events, including termination of our transitional trademark license agreement with GE and our discontinuation of the use of the “GE” mark or the “GE” monogram. In addition, GE Consumer Finance, the consumer finance division of GE, has generally agreed to distribute on an exclusive basis our payment protection insurance products in certain European countries for five years, unless earlier terminated.

Conflicts of interest may arise between us and GE that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest may arise between us and GE in a number of areas relating to our past and ongoing relationships. Five of our directors were designated to our board of directors by GE. One of these directors is both an officer and director of GE, and the other four of these directors are also officers of GE. These directors and a number of our officers own substantial amounts of GE stock and options to purchase GE stock, and all of them participate in GE pension plans. Ownership interests of our directors or officers in GE shares, or service as a director or officer of both our company and GE, could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of an acquisition opportunity, employee retention or recruiting, or our dividend policy.

The corporate opportunity policy set forth in our certificate of incorporation addresses potential conflicts of interest between our company, on the one hand, and GE and its officers and directors who are directors of our company, on the other hand. Although these provisions are designed to resolve conflicts between us and GE fairly, we cannot assure you that any conflicts will be so resolved.

Risks Relating to Our Common Stock

Future sales of a substantial number of shares of our common stock may depress the price of our shares.

If our stockholders sell a large number of shares of our common stock, or if we issue a large number of shares of our common stock in connection with future acquisitions, financings, or other circumstances, the market price of shares of our common stock could decline significantly. Moreover, the perception in the public market that our stockholders might sell shares of our common stock could depress the market price of those shares.

GE has indicated that it expects, subject to market conditions, to reduce its ownership in us over the next two years as we transition to full independence. As a result, GE could sell all or a substantial portion of the remaining interest in our common stock in the near future. In connection with the IPO, we granted GE demand and “piggyback” registration rights with respect to the shares of our common stock. GE may exercise its demand and piggyback registration rights, and any shares so registered will be freely tradable in the public market, except for shares acquired by any of our affiliates.

Applicable laws, provisions of our certificate of incorporation and by-laws and our Tax Matters Agreement with GE may discourage takeover attempts and business combinations that stockholders might consider in their best interests.

Applicable laws, provisions of our certificate of incorporation and by-laws and our Tax Matters Agreement may delay, deter, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. For example, they may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

Various states and non-U.S. jurisdictions in which our insurance companies are domiciled or deemed domiciled must approve any acquisition of or change in control of those insurance companies. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if our board of directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidation or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. However, our certificate of incorporation provides that we will not be governed by Section 203 of the Delaware General Corporation Law until GE reduces its ownership interest in us to less than 15% of our outstanding common stock.

Our certificate of incorporation and by-laws include provisions that may have anti-takeover effects and may delay, deter or prevent a takeover attempt that our stockholders might consider in their best interests. For example, our certificate of incorporation and by-laws:

•	permit our board of directors to issue one or more series of preferred stock;

•	limit the ability of stockholders to remove directors;

•	limit the ability of stockholders to fill vacancies on our board of directors;

•	limit the ability of stockholders to call special meetings of stockholders and take action by written consent; and

•	impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings.

Under our Tax Matters Agreement with GE, if any person or group of persons other than GE or its affiliates gains the power to direct the management and policies of our company (other than through a sale of our stock by GE), we could become obligated immediately to pay to GE the total present value of all tax benefit payments due to GE under the agreement from the time of the change in control until the end of the 25-year term of the agreement. The estimated present value of our fixed obligation as of the completion of the IPO was $389 million. Similarly, if any person or group of persons other than us or our affiliates gains effective control of one of our subsidiaries (other than through a sale of our stock by GE), we could become obligated to pay to GE the total present value of all such payments due to GE allocable to that subsidiary, unless the subsidiary assumes the obligation to pay these future amounts under the Tax Matters Agreement and certain conditions are met. The acceleration of payments would be subject to the approval of certain state insurance regulators, and we are obligated to use our reasonable best efforts to seek these approvals. This feature of the agreement could adversely affect a potential merger or sale of our company. It could also limit our flexibility to dispose of one or more of our subsidiaries, with adverse implications for any business strategy dependent on such dispositions.

Forward-Looking Statements

Some of the statements in this prospectus under “Risk Factors,” in the documents incorporated by reference into this prospectus and in any supplement to this prospectus include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under “Risk Factors,” and elsewhere in the information contained or incorporated into this prospectus, and in any prospectus supplement. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Use of Proceeds

We will not receive any proceeds from the sales of the shares of Class A Common Stock offered hereby. All of the shares of Class A Common Stock being offered hereby will be sold by or for the benefit of GEFAHI.

Selling Stockholder

Under this prospectus and any applicable supplements, GEFAHI or another affiliate of GE (the “selling stockholder”) may sell up to an aggregate of 243,216,559 shares of our Class A Common Stock. The following table sets forth information as of September 9, 2005 regarding the beneficial ownership of our common stock by the selling stockholder and the aggregate number of shares of our Class A Common Stock that may be offered by the selling stockholder under this prospectus. The actual amount, if any, of shares of our Class A Common Stock to be sold by the selling stockholder under this prospectus, as well as the beneficial ownership of our common stock by the selling stockholder following such offering, will be disclosed in a prospectus supplement.

GEFAHI currently is the beneficial owner of 243,216,559 shares of our Class B Common Stock and no shares of our Class A Common Stock. The Class B Common Stock may be owned only by GE and its affiliates. Upon any sale or other disposition by GE and its affiliates of shares of Class B Common Stock to any person other than GE or an affiliate of GE, such shares of Class B Common Stock automatically convert into shares of Class A Common Stock. In addition, on the first date on which GE and its affiliates no longer beneficially owns at least 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding, all outstanding shares of Class B Common Stock automatically convert into shares of Class A Common Stock. Shares of Class B Common Stock convert into shares of Class A Common Stock on a share-for-share basis.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Prior to the Offering (1)		Number of Shares Being Offered (2)	Number of Shares Beneficially Owned After the Offering (2)
	Number	Percentage		Number	Percentage
GEFAHI (3)	243,216,559	52%	243,216,559	0	0%

(1)	Beneficial ownership prior to the offering is based on 470,749,773 shares of common stock issued and outstanding as of September 9, 2005.
(2)	We do not know when or in what amounts the selling stockholder may offer for sale shares of Class A Common Stock covered by this prospectus. The selling stockholder may sell the shares covered by this prospectus from time to time, and may also decide not to sell all, or any, of the shares covered by this prospectus. Because the selling stockholder may offer all or some of the shares of Class A Common Stock covered by this prospectus, we cannot estimate the number of shares of common stock that the selling stockholder will hold after completion of any offering. For purposes of this table, we have assumed that the selling stockholder will sell all of the shares covered by this prospectus.
(3)	The address for GEFAHI is 6620 West Broad Street, Richmond, Virginia 23230. GE, as the ultimate parent of GEFAHI, beneficially owns all shares of our common stock owned of record by GEFAHI. The address for GE is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

Our Relationship with the Selling Stockholder

We and GEFAHI are parties to a registration rights agreement under which we granted to GEFAHI registration rights relating to shares of our common stock held by GEFAHI, including the shares of Class A common stock being offered under this prospectus. Pursuant to that registration rights agreement, we have filed with the SEC a registration statement under the Securities Act of 1933, as amended. This prospectus is a part of that registration statement.

For further details regarding the registration rights agreement and for a description of our other relationships with GE, GEFAHI and other affiliates of GE, please see “Certain Relationships and Transactions” in our proxy statement relating to our 2005 annual meeting of stockholders. That section of our proxy statement has been incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2004, which has been incorporated by reference into this prospectus.

Description of Capital Stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, amended and restated bylaws and relevant sections of the General Corporation Law of the State of Delaware, referred to as the DGCL. Our amended and restated certificate of incorporation and amended and restated bylaws have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and we refer to them in this prospectus as the certificate of incorporation and bylaws, respectively. The summaries of these documents are qualified in their entirety by reference to the full text of the documents.

General

Our authorized capital stock consists of 1,500,000,000 shares of Class A Common Stock, par value $0.001 per share, 700,000,000 shares of Class B Common Stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. As of September 9, 2005, 227,533,214 shares of Class A Common Stock and 243,216,559 shares of Class B Common Stock were issued and outstanding. As of September 9, 2005, 2,000,000 shares of our authorized preferred stock have been designated Series A Preferred Stock and are outstanding.

Common Stock

Conversion

The Class B Common Stock may only be owned by GE and its affiliates. Upon any sale or other disposition by GE of shares of Class B Common Stock to any person other than GE or an affiliate of GE, such shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock. In addition, on the first date on which GE no longer beneficially owns at least 10% of our outstanding common stock, all outstanding shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock, and we will no longer be authorized to issue Class B Common Stock.

Voting Rights

Except for the approval rights of the holders of the Class B Common Stock over certain corporate actions and except with respect to the election and removal of directors, the holders of Class A Common Stock and Class B Common Stock have identical rights and are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. However, except as required by applicable law, holders of common stock are not entitled to vote on any matter that solely relates to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock.

Subject to the rights of the holders of any outstanding series of our preferred stock, our certificate of incorporation provides that until the first date on which GE owns 50% or less of the outstanding shares of our common stock, the number of authorized directors of our company will be 9. Beginning on the first date on which GE owns 50% or less but at least 10% of the outstanding shares of our common stock, the number of authorized directors of our company will be 11. Beginning on the first date on which GE owns less than 10% of the outstanding shares of our common stock, the number of authorized directors of our company will be fixed from time to time by a resolution adopted by our board of directors, but will not be less than 1 nor more than 15. Our certificate of incorporation also provides that until the first date on which GE owns less than 20% of our outstanding common stock, our board of directors will not establish an executive committee or any other committee having authority typically reserved for an executive committee.

At each election of members of our board of directors:

•	when GE owns more than 50% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect five directors and the holders of the Class A Common Stock will be entitled to elect four directors;

•	when GE owns at least 33% and no more than 50% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect four directors, the holders of the Class A Common Stock will be entitled to elect five directors, and the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class, will be entitled to elect all remaining directors entitled to be elected by the holders of our common stock;

•	when GE owns at least 20% but less than 33% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect three directors, the holders of the Class A Common Stock will be entitled to elect five directors, and the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class, will be entitled to elect all remaining directors entitled to be elected by the holders of our common stock;

•	when GE owns at least 10% but less than 20% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect one director, the holders of the Class A Common Stock will be entitled to elect five directors and the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class, will be entitled to elect all remaining directors entitled to be elected by the holders of our common stock; and

•	when GE owns less than 10% of our common stock, all shares of Class B Common Stock held by GE will automatically convert into Class A Common Stock, and the holders of the Class A Common Stock will be entitled to elect all directors entitled to be elected by the holders of our common stock.

Each director elected by the holders of the common stock will serve until the earlier of his or her death, resignation, disqualification, removal or until his successor is elected and qualified. The common stock will not have cumulative voting rights in the election of directors.

Rights to Dividends and on Liquidation, Dissolution and Winding Up

Subject to the prior rights of holders of preferred stock, if any, holders of Class A Common Stock and holders of Class B Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors. Upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to stockholders after there will have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series.

Other Rights

Our common stock does not have any preemptive, subscription, redemption or conversion rights (except for the automatic conversion of Class B Common Stock into Class A Common Stock as described under “—Common Stock—Conversion”). Subject to the approval rights of the holders of the Class B Common Stock, additional shares of authorized common stock may be issued, as determined by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

Listing

The Class A Common Stock is listed for trading on the New York Stock Exchange under the symbol “GNW.”

Approval Rights of Holders of Class B Common Stock

In addition to any other vote required by law or by our certificate of incorporation, until the first date on which GE owns less than 15% of our outstanding common stock, the prior affirmative vote or written consent of GE as the holder of the Class B Common Stock is required to authorize us to adopt or implement any stockholder rights plan or similar takeover defense measure. Also, in addition to any other vote required by law or by our certificate of incorporation, until the first date on which GE owns less than 20% of our outstanding common stock, the prior affirmative vote or written consent of GE as the holder of the Class B Common Stock is required for the following actions (subject in each case to certain agreed exceptions):

•	a merger involving us or any of our subsidiaries (other than mergers involving our subsidiaries to effect acquisitions permitted under the certificate of incorporation);

•	acquisitions by us or our subsidiaries of the stock or assets of another business for a price (including assumed debt) in excess of $700 million;

•	dispositions by us or our subsidiaries of assets in a single transaction or a series of related transactions for a price (including assumed debt) in excess of $700 million;

•	incurrence or guarantee of debt by us or our subsidiaries in excess of $700 million outstanding at any one time or that would reasonably be expected to result in a negative change in any of our credit ratings, which does not apply to debt incurred in connection with our corporate reorganization, the $1.9 billion of senior notes issued in June 2004, $500 million of commercial paper, intercompany debt (within Genworth) or liabilities under certain agreed excluded transactions (provided that any debt (other than debt incurred under our five-year revolving credit facilities to fund liabilities under funding agreements or guaranteed investment contracts issued by our subsidiaries that are regulated life insurance companies, or cash payments in connection with insurance policy surrenders and withdrawals) in excess of $500 million outstanding at any one time incurred under those credit facilities or our commercial paper program will be subject to the $700 million limitation described above);

•	issuance by us or our subsidiaries of capital stock or other securities convertible into capital stock;

•	dissolution, liquidation or winding up of our company; and

•	alteration, amendment, termination or repeal of or adoption of any provision inconsistent with, the provisions of our certificate of incorporation or our bylaws relating to our authorized capital stock, the role of our Nominating and Corporate Governance Committee, the establishment of an executive committee of our board of directors (or any committee having authority typically reserved for an executive committee), the rights granted to the holders of the Class B Common Stock, amendments to our bylaws, stockholder action by written consent, stockholder proposals and meetings, limitation of liability of and indemnification of our officers and directors, the rights of holders of our Class A Common Stock and Class B Common Stock to elect directors, the size of our board of directors, corporate opportunities and conflicts of interest between our company and GE, and Section 203 of the DGCL.

Notwithstanding the foregoing, GEFAHI has delivered to us (1) an irrevocable consent to permit us to effect acquisitions for consideration of up to $1 billion at any time that GEFAHI owns 45% or less of our outstanding common stock, and (2) an irrevocable proxy to permit us to vote GEFAHI’s shares of Class B Common Stock in favor of an amendment to our certificate of incorporation in the event that we elect to amend our certificate of incorporation to permit such acquisitions without GE’s consent.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

•	the designation of the series;

•	the number of shares of each series, which number our board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding;

•	the rights in respect of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the dates or method of determining the dates upon which such dividends will be payable;

•	whether dividends, if any, will be cumulative or noncumulative;

•	the terms of redemption, if any, for shares of the series;

•	the amount payable to holders of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•	whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the terms of such conversion or exchange;

•	restrictions on the issuance of shares of the same series or of any other class or series;

•	the voting rights, if any, of the holders of the shares of the series; and

•	any other relative rights, preferences and limitations of the series.

As of the date of this prospectus, other than the Series A Preferred Stock, no preferred stock is outstanding. We believe that the ability of our board of directors to issue one or more additional series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. Subject to the approval rights of the holders of the Class B Common Stock, the authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval in several instances as a prerequisite to listing shares, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities outstanding, of at least 20%. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board of directors may determine not to seek stockholder approval.

Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

Board of Directors

A director of our company may be removed for cause by the affirmative vote of the holders of at least a majority of the voting power of our outstanding Class A and Class B Common Stock (and any series of preferred stock entitled to vote in the election of directors), voting together as a single class. A director elected by the holders of the Class B Common Stock may be removed from office at any time, without cause, solely by the affirmative vote of the holders of the Class B Common Stock, voting as a separate class. A director elected by the vote of the holders of our Class A Common Stock may be removed from office at any time, without cause, solely by the affirmative vote of the holders of a majority of our outstanding Class A Common Stock, voting together as a single class. A director elected by the vote of the holders of our Class A and Class B Common Stock, voting together as a single class, may be removed from office at any time, without cause, by the affirmative vote of the holders of a majority of our outstanding Class A and Class B Common Stock, voting together as a single class.

For so long as GE beneficially owns at least 10% of our outstanding common stock, vacancies in our board of directors resulting from an increase in the size of our board of directors from 9 to 11 when GE ceases to own more than 50% of our outstanding common stock (as provided by our certificate of incorporation) will be filled in the following manner:

•	the first such vacancy will be filled by the vote of a majority of the directors elected by the holders of the Class A Common Stock; and

•	the second such vacancy will be filled by the vote of a majority of the directors elected by the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class.

For so long as GE owns at least 10% of our outstanding common stock, vacancies among the directors elected by the holders of the Class B Common Stock may be filled only by the vote of a majority of the Class B Common Stock directors remaining in office or, if there are none, by the holders of the Class B Common Stock. Vacancies among the directors elected by the holders of the Class A Common Stock may be filled only by the vote of a majority of the Class A Common Stock directors remaining in office or, if there are none, by the holders of the Class A Common Stock. Vacancies among the directors elected by the holders of the Class A and Class B Common Stock voting together as a single class may be filled only by the vote of a majority of the directors elected by the holders of the Class A and Class B Common Stock remaining in office or, if there are none, by the holders of the Class A and Class B Common Stock voting together as a single class.

Stockholder action by written consent; special meetings

Our certificate of incorporation provides that except for actions taken by written consent by the holders of the Class B Common Stock with respect to matters subject to the approval only of the holders of the Class B Common Stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Until the first date on which GE owns less than 20% of our outstanding common stock, except as required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may only be called by a majority of the whole board of directors or by GE as the holder of the Class B Common Stock. When GE owns less than 20% of our outstanding common stock, except as required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may only be called by a majority of the whole board of directors or upon the written request of the holders of at least 40% of our outstanding common stock. No business other than that stated in the notice will be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board, GE or our stockholders as described above.

Advance notice requirements for nominations

Except with respect to candidates nominated for election by holders of our Class B Common Stock, our bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is more than 30 days before or more than 70 days after that anniversary date, notice by the stockholder in order to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting or not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement is first made by us of the date of such meeting. If the number of directors to be elected to our board of directors at an annual meeting is increased and there is no public announcement by us naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to our corporate secretary not later than the close of business on the tenth day following the day on which such public announcement is first made by us.

Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary no earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

•	the name and record address of the stockholder and the beneficial owner;

•	the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

•	a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring the nomination before the meeting; and

•	a representation whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee, or otherwise to solicit proxies from stockholders in support of such nomination.

As to each person whom the stockholder proposes to nominate for election as a director:

•	all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934; and

•	the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

Advance notice requirements for stockholder proposals

Our bylaws contain advance notice procedures with regard to stockholder proposals not related to director nominations. These notice procedures, in the case of an annual meeting of stockholders, are the same as the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth, as to each matter the stockholder and the beneficial owner (if any) proposes to bring before the meeting:

•	a description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend our bylaws, the language of the proposed amendment), the reasons for conducting the business at the meeting and any material interest in such business of such stockholder and beneficial owner on whose behalf the proposal is made;

•	the name and record address of the stockholder and beneficial owner;

•	the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

•	a representation that the stockholder is a holder of record of our stock entitled to vote at the meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such business; and

•	a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the business proposal, or otherwise to solicit proxies from stockholders in support of such proposal.

Amendments

Subject to the right of the holders of our Class B Common Stock to withhold their consent to the amendment of the provisions of our certificate of incorporation relating to our authorized capital stock, the rights granted to the holders of the Class B Common Stock, the establishment of an executive committee of our board of directors (or any committee having authority typically reserved for an executive committee), amendments to our bylaws, stockholder action by written consent, the calling of stockholder meetings, the limitation of liability of and indemnification of our officers and directors, the rights of holders of our Class A and Class B Common Stock to elect directors, the size of our board of directors, corporate opportunities and conflicts of interest between our company and GE, and Section 203 of the DGCL, the provisions of our certificate of incorporation may be amended by the affirmative vote of the holders of a majority of our outstanding common stock.

Subject to the right of the holders of our Class B Common Stock to withhold their consent to the amendment of the provisions of our bylaws relating to the role of our Nominating and Corporate Governance Committee in meetings of our stockholders, advance notice requirements for stockholder proposals related to directors’ nominations and other proposed business, and our board of directors, the provisions of our bylaws may be amended by the affirmative vote of the holders of a majority of our outstanding common stock or by the affirmative vote of a majority of our entire board of directors.

Provisions of Our Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities

In order to address potential conflicts of interest between us and GE, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve GE and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with GE. In general, these provisions recognize that we and GE may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors of GE serving as our directors.

Our certificate of incorporation provides that, subject to any written agreement to the contrary, GE will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us; or

•	doing business with any of our clients, customers or vendors.

Our certificate of incorporation provides that if GE acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and GE, such corporate opportunity will belong to GE unless the corporate opportunity was expressly offered to GE in its capacity as a stockholder of Genworth. GE will to the fullest extent permitted by law have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that GE acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

If one of our directors or officers who is also a director or officer of GE learns of a potential transaction or matter that may be a corporate opportunity for both us and GE, our certificate of incorporation provides that the director or officer will have satisfied his or her fiduciary duties to us and our stockholders with respect to the corporate opportunity, and we will have renounced our interest in the corporate opportunity if the director or officer acts in good faith in a manner consistent with the following policy:

•	a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or officer of GE will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to GE; and

•	a corporate opportunity offered to any of our officers who is also an officer of GE will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as an officer of GE, in which case that opportunity will belong to GE.

If one of our officers or directors, who also serves as a director or officer of GE, learns of a potential transaction or matter that may be a corporate opportunity for both us and GE in any manner not addressed in the foregoing descriptions, our certificate of incorporation provides that the director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of GE’s actions with respect to that corporate opportunity.

For purposes of our certificate of incorporation, “corporate opportunities” include, but are not limited to, business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of GE or its officers or directors will be brought into conflict with our self-interest.

By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.

Limitation of Liability and Indemnification Matters

Section 145 of the DGCL provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us, or has or had agreed to become a director of us, or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the DGCL against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Our certificate of incorporation also provides that we will pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us under our certificate of incorporation in respect of any occurrence or matter arising prior to any such repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent required by the DGCL, for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Neither the amendment nor repeal of this provision will eliminate or reduce the effect of the provision in respect of any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to the amendment or repeal.

The Master Agreement also provides for indemnification by us of GE and its directors, officers and employees for specified liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

We maintain standard policies of directors’ and officers’ liability insurance. In addition, GE maintains supplemental liability insurance for the directors that it elects to our board of directors as the holder of our Class B Common Stock. Our other non-employee directors also may be covered by directors’ and officers’ liability insurance policies maintained by their respective employers.

Delaware Business Combination Statute

Our certificate of incorporation contains a provision by which we expressly elect not to be governed by Section 203 of the DGCL, which is described below, until the moment in time, if ever, immediately following the time at which both of the following conditions exist: (a) Section 203 by its terms would, but for the terms of our certificate of incorporation, apply to us and (b) there occurs a transaction in which GE no longer owns at least 15% of our outstanding common stock. Accordingly, we are not currently subject to Section 203. Any person that acquires 15% or more of our outstanding common stock in the same transaction in which GE ceases to own at least 15% of our outstanding common stock will not be an interested stockholder under Section 203 as a result of that transaction.

Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder became an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Our election to not be subject to Section 203 may have positive or negative consequences, depending on the circumstances. Being subject to Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. Section 203 also may have the effect of preventing changes in our management. Section 203 also could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. If the provisions of Section 203 were applicable, they may cause persons interested in acquiring us to negotiate in advance with our board of directors. In addition, because we did not elect to be subject to Section 203, GE, as a controlling stockholder, may find it easier to sell its controlling interest to a third party because Section 203 would not apply to such third party. The restrictions on business combinations set forth in Section 203 would not have been applicable to GE so long as GE continued to hold 15% or more of our common stock.

Insurance Regulations Concerning Change of Control

The insurance holding company laws of many states regulate changes of control of insurance holding companies, such as our company. Generally, these laws provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurer. Control also may be found to exist through contractual or other arrangements notwithstanding stock ownership. The Delaware, New York, North Carolina and Virginia insurance holding company laws, and similar laws in the U.K. and other jurisdictions in which we operate, require filings in connection with proposed acquisitions of control of domestic insurance companies. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is The Bank of New York.

Plan of Distribution

The selling stockholder, including its pledgees, donees, transferees, beneficiaries or other successors in interest, may from time to time offer some or all of the shares of Class A Common Stock covered by this prospectus. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

The selling stockholder will bear all costs, expenses and fees in connection with the registration and sale of the shares covered by this prospectus. The selling stockholder also will bear all discounts, commissions or brokers’ fees or fees of similar securities industry professionals and transfer taxes, if any, attributable to sales of the shares of Class A Common Stock covered hereby. We will not receive any proceeds from the sale of the shares of our Class A Common Stock covered hereby.

The selling stockholder may sell the shares of Class A Common Stock covered by this prospectus from time to time, and may also decide not to sell all or any of the shares that it is allowed to sell under this prospectus. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholder may sell shares at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices. Sales may be made by the selling stockholder in one or more types of transactions, which may include:

•	purchases by underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares for whom they may act as agent;

•	one or more block transactions, including transactions in which the broker or dealer so engaged will attempt to sell the shares of Class A Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	ordinary brokerage transactions or transactions in which a broker solicits purchases;

•	purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account;

•	the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	short sales or transactions to cover short sales relating to the shares;

•	privately negotiated transactions;

•	the writing of options, whether the options are listed on an options exchange or otherwise;

•	distributions to creditors and equity holders of the selling stockholder; and

•	any combination of the foregoing, or any other available means allowable under applicable law.

The selling stockholder may enter into sale, forward sale and derivative transactions with third parties, or may sell shares not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those sale, forward sale or derivative transactions, the third parties may sell shares covered by this prospectus and the applicable prospectus supplement, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in the Class A Common Stock. The third parties also may use shares received under those sale, forward sale or derivative arrangements or shares pledged by the selling stockholder or borrowed from the selling stockholder or others to settle such third-party sales or to close out any related open borrowings of Class A Common Stock. The third parties may deliver this prospectus in connection with any such transactions. Any third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment to the registration statement of which this prospectus is a part).

In addition, the selling stockholder may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholder. The selling stockholder also may sell shares short and redeliver shares to close out such short positions. The selling stockholder also may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our securities or the selling stockholder’s securities or in connection with the offering of other securities not covered by this prospectus.

At any time a particular offer of the shares of Class A Common Stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed. The applicable prospectus supplement will set forth the specific terms of the offering of securities, including:

•	the number of shares of Class A Common Stock offered;

•	the price of such shares of Class A Common Stock;

•	the proceeds to the selling stockholder from the sale of such shares;

•	the specific plan of distribution for such shares of Class A Common Stock;

•	the names of the underwriters or agents, if any;

•	any underwriting discounts, agency fees or other compensation to underwriters or agents; and

•	any discounts or concessions allowed or paid to dealers.

The selling stockholder may, or may authorize underwriters, broker-dealers and agents to, solicit offers from specified institutions to purchase shares of Class A Common Stock from the selling stockholder at the public offering price listed in the applicable prospectus supplement. These sales may be made under “delayed delivery contracts” or other purchase contracts that provide for payment and delivery on a specified future date. Any contracts like this will be described in and be subject to the conditions listed in the applicable prospectus supplement.

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

In connection with sales of our Class A Common Stock covered hereby, the selling stockholder and any underwriter, broker-dealer or agent and any other participating broker-dealer that executes sales for the selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. Accordingly, any profits realized by the selling stockholder and any compensation earned by such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions. Because the selling stockholder may be deemed to be an “underwriter” under the Securities Act, the selling stockholder must deliver this prospectus and any prospectus supplement in the manner required by the Securities Act. This prospectus delivery requirement may be satisfied through the facilities of the New York Stock Exchange in accordance with Rule 153 under the Securities Act.

We and the selling stockholder have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933. In addition, we or the selling stockholder may agree to indemnify any underwriters, broker-dealers and agents against or contribute to any payments the underwriters, broker-dealers or agents may be required to make with respect to, civil liabilities, including liabilities under the Securities Act. Underwriters, broker-dealers and agents and their affiliates are permitted to be customers of, engage in transactions with, or perform services for us and our affiliates or the selling stockholder or its affiliates in the ordinary course of business.

The selling stockholder will be subject to applicable provisions of Regulation M of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our Class A Common Stock by the selling stockholder. These restrictions may affect the marketability of such shares.

In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available. In addition, any shares of a selling stockholder covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

In connection with an offering of Class A Common Stock under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class A Common Stock offered under this prospectus. As a result, the price of the Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange or another securities exchange or automated quotation system, or in the over-the-counter market or otherwise.

Legal Opinions

The validity of the shares of Class A Common Stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

Experts

The financial statements and schedules for Genworth Financial, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The reports refer to a change in accounting for certain nontraditional long-duration contracts and for separate accounts in 2004, variable interest entities in 2003, and goodwill and other intangible assets in 2002.

Genworth Financial, Inc.

243,216,559 shares

Class A Common Stock